SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Material Announcement Dated November 22, 2017: Nov. 24: Auction of 34 million Units in Taesa

2.	Material Announcement Dated November 22, 2017: Partial postponement of Put Option exercise date

3.	Summary of Minutes of the 714th Meeting of the Board of Directors Dated November 22, 2017

4.	Market Announcement Dated November 24, 2017: CEMIG in 2018 ISE Sustainability Index

5.	Material Announcement Dated November 24, 2017: 34 million Units in Taesa sold

6.	Material Announcement Dated November 24, 2017: Renova: Renova accepts Brookfield R$1.4 bn subscription offer

7.	Material Announcement Dated November 24, 2017: Umburanas project transaction completed

8.	Summary of Minutes of the 715th Meeting of the Board of Directors Dated November 24, 2017

9.	Minutes of the Extraordinary General Meeting of Stockholders Dated November 27, 2017

10.	Material Announcement Dated November 30, 2017: Cemig/Taesa: Transmineiras restructuring completed

11.	Material Announcement Dated November 30, 2017: Increase in holdings in RME and Lepsa

12.	Material Announcement Dated December 1, 2017: CEMIG Eurobond: demand 3.7 times offer volume

13.	Notice to Stockholders Dated December 01, 2017: Capital increase raises R$1.1 bn; Subscription of remaining shares from December 5

14.	Notice to Stockholders Dated December 01, 2017: Dividend date: brought forward to December 28

15.	Notice to Stockholders Dated December 5, 2017: Payments of Interest on Equity and dividends: December 28

16.	Material Announcement Dated December 5, 2017: CEMIG GT Eurobond settlement

17.	Market Announcement Dated December 6, 2017: Reply to Stock Exchange Inquiry Letter 1829/2017-SAE, of December 5, 2017

18.	Market Announcement Dated December 6, 2017: Reply to CVM: Renova negotiation

19.	Summary of Minutes of the 704th Meeting of the Board of Directors Dated August 30, 2017

20.	Notice to Stockholders Dated December 12, 2017: Capital increase: 2nd period for unsubscribed shares now December 14–18

21.	Summary of Minutes of the 716th Meeting of the Board of Directors Dated December 11, 2017

22.	Notice to Stockholders Dated December 12, 2017: Result of 1st allocation of unsubscribed shares; 2nd allocation is on: December 14, 15 and 18

23.	Notice to Stockholders Dated December 14, 2017: Capital increase: Final subscription period extended to December 22

24.	Summary of Minutes of the 717th Meeting of the Board of Directors Dated December 15, 2017

25.	Notice to Stockholders Dated December 20, 2017: Capital increase: Final subscription now extended to December 28

26.	Extract from the minutes of the 716th meeting of the Board of Directors Dated December 11, 2017

27.	Market Announcement Dated December 26, 2017: AGC Energia sells its 12.69% position in Cemig voting stock

28.	Minutes of the Extraordinary General Meeting of Stockholders Dated December 18, 2017

29.	Summary of Minutes of the 718th Meeting of the Board of Directors Dated December 21, 2017

30.	Summary of Minutes of the 719th Meeting of the Board of Directors Dated December 21, 2017

31.	Extraordinary General Meeting to be held on 01/24/2018: Convocation and Proposal

32.	Extract from the minutes of the 718th meeting of the Board of Directors Dated December 21, 2017

33.	Market Announcement Dated September 21, 2017: Supreme Court suspends ruling that had prevented reconciliation on major power plant concession

34.	Notice to Stockholders Dated October 26, 2017: EGM approves R$1bn capital increase

35.	Summary of Minutes of the 712th Meeting of the Board of Directors Dated October 26, 2017

36.	Summary of Minutes of the 701th Meeting of the Board of Directors Dated August 18, 2017

37.	Minutes of the Extraordinary General Meeting of Stockholders Dated October 26, 2017

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Adézio de Almeida Lima
Name: Adézio de Almeida Lima Title: Chief Finance and Investor Relations Officer

Date: February 5, 2018

1. MATERIAL ANNOUNCEMENT DATED NOVEMBER 22, 2017: NOV. 24: AUCTION OF 34 MILLION UNITS IN TAESA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Nov. 24: Auction of 34 million Units in Taesa

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

In alignment with its Divestment Program announced on June 1, 2017, today (Nov. 22) Cemig has contracted the securities broker Itaú Corretora de Valores S.A. to intermediate sale by auction on the B3 (‘the Auction’) of the following equity interest which it holds:

34,000,000 (thirty four million) Units in

Transmissora Aliança de Energia Elétrica S.A (‘Taesa’) (TAEE11).

•	The Auction is scheduled for this Friday, November 24, 2017.

•	The shares to be offered are not bound by the Stockholders’ Agreement of Taesa.

The proceeds from the Auction will be held in an escrow account to execute the Company’s commitments under put options granted by Cemig to the stockholders of Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (‘Lepsa’).

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, November 22, 2017.

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MATERIAL ANNOUNCEMENT DATED NOVEMBER 22, 2017: PARTIAL POSTPONEMENT OF PUT OPTION EXERCISE DATE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Partial postponement of Put Option exercise date

In continuation of the information in its Material Announcement of September 18, 2017 – and in accordance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On today’s date Cemig has signed, with:

Banco Santander (Brasil) S.A.

BV Financeira S.A. – Crédito, Financiamento e Investimento, and

BB-Banco de Investimento S.A.

(jointly, “the Stockholder Banks”), the First Amendment to the Stockholders’ Agreement of Rio Minas Energia Participações S.A. (‘RME’), formalizing partial postponement of the exercise date of the Put Option granted by Cemig to the Stockholder Banks.

The exercise date for the option in relation to RME is now changed from November 11, 2017 to November 30, 2018.

The exercise date of November 30, 2017 for the Put Option granted by Cemig to the Stockholder Banks in Luce Empreendimentos e Participações S.A. (‘Lepsa’) remains unchanged.

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, November 22, 2017.

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 714TH MEETING OF THE BOARD OF DIRECTORS DATED NOVEMBER 22, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of November 22, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 714th meeting, held on November 22, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Acquisition of shares in RME and Lepsa.

•	Signature of an amendment to the stockholders’ agreement of RME.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MARKET ANNOUNCEMENT DATED NOVEMBER 24, 2017: CEMIG IN 2018 ISE SUSTAINABILITY INDEX

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig in 2018 ISE Sustainability Index

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to its stockholders and the market as follows:

•	Cemig has been selected, for the 13th consecutive year, for inclusion in the ISE Corporate Sustainability Index (Índice de Sustentabilidade Empresarial) of the São Paulo Stock Exchange (‘B3’), for the year 2018.

Cemig has been included in this index every year since the index was created, in 2005.

This portfolio is in effect from January 8, 2018 to January 4, 2019.

The portfolio of the ISE index is made up of Brazilian companies which are recognized in their various sectors for corporate sustainability – based on corporate governance, economic efficiency, care for the environment and social responsibility.

Selection for the index is conducted by the Sustainability Studies Center of the Getúlio Vargas Foundation (‘GVCES’ –Centro de Estudos em Sustentabilidade). The 200 most liquid companies traded on the exchange are invited to participate, and this year 179 participated.

The new portfolio of the ISE includes 33 shares of 30 companies, in 12 sectors, with total market capitalization of R$ 1.28 trillion – or 41.47% of the total market capitalization of all the shares traded on the B3 exchange (Nov. 21, 2017).

Cemig’s CEO, Bernardo de Alvarenga, commented that being once again in the ISE index underlines Cemig’s commitment to creation of value for stockholders, employees and suppliers, and to the well-being of society, while continuously improving corporate sustainability practices.

For the full composition of the ISE index, see:

http://www.bmfbovespa.com.br/pt_br/noticias/2018.htm

Belo Horizonte, November 24, 2017.

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MATERIAL ANNOUNCEMENT DATED NOVEMBER 24, 2017: 34 MILLION UNITS IN TAESA SOLD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

34 million Units in Taesa sold

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

As per the Material Announcement published on November 22, 2017, Cemig has today sold, by auction on the B3 exchange (‘the Auction’):

34,000,000           (thirty-four million)

Units in                 Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) (TAEE11),

for                         R$ 21.10 (twenty one Reais and ten centavos) per Unit.

This reduces Cemig’s equity interest in Taesa from 31.54% to 21.68%:

Cemig now owns:

                     218,369,999 common shares in Taesa = 36.97% of Taesa’s total common shares

and                       5,646,184 preferred shares in Taesa = 1.28% of Taesa’s total preferred shares.

The controlling stockholding block of Taesa remains unchanged, since the shares sold today were not bound by the Stockholders’ Agreement.

The proceeds from the sale will be held in an escrow account to execute the Company’s commitments in relation to the put option granted by Cemig to the stockholders of Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (‘Lepsa’).

Belo Horizonte, November 24, 2017.

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED NOVEMBER 24, 2017: RENOVA: RENOVA ACCEPTS BROOKFIELD R$ 1.4  BN SUBSCRIPTION OFFER

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova accepts Brookfield R$ 1.4 bn subscription offer

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. published the following Material Announcement:

“	With reference to its Material Announcement of November 11, 2017, Renova Energia S.A. (RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby reports as follows:

Renova’s Board of Directors has today voted in favor of acceptance of the binding offer received from Brookfield Energia Renovável S.A. (‘Brookfield’) for:

•	primary subscription of stock in Renova of R$ 1.4 billion, at R$ 6.00 per Unit;

•	– earn-out of up to R$ 1.00 per Unit, related to amounts Renova may receive in future as adjustment to the price of sale of the Alto Sertão II Wind Power Complex.

The Board also approved a further 60 (sixty) days’ exclusivity for Brookfield to finalize the documents of the transaction, automatically extendable for a further 30 days.

Final completion of the transaction will take place after consideration and decision by the governance bodies of the Company and of its controlling stockholders, and after compliance with certain conditions precedent that are usual in this type of transaction.

Renova reiterates its commitment to keeping stockholders and the market in general duly informed in accordance with the applicable legislation.                ”

Belo Horizonte, November 24, 2017.

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MATERIAL ANNOUNCEMENT DATED NOVEMBER 24, 2017: UMBURANAS PROJECT TRANSACTION COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Umburanas project transaction completed

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	In continuation of the Material Announcements of August 8 and 23, 2017, reporting negotiations for sale of the Umburanas Wind Farm Complex project to Engie Brasil Energia S.A. (‘Engie’), and signature of the related Rights Assignment (‘the Transaction’), Renova Energia S.A. (RNEW11) (‘Renova’), in compliance with CVM Instruction 358/2002 as amended, reports as follows to its stockholders and the market in general:

The Transaction was completed today, for a total of R$ 16,937,854.20.

The scope of the Transaction covers:

(i)	‘Umburanas I’, contracted at the 2013 A-5 LEN (‘New build’) Auction, (decontracted by MCSD A4+ offsetting, as disclosed in Renova’s Material Announcement of May 19, 2017).

(ii)	‘Umburanas II’ – a PPA currently in effect, contracted at the 2014 A-5 LEN Auction.

(iii)	‘Umburanas III’ – remaining wind potential held by Renova in the region of Umburanas.

(iv)	The Free Market PPAs ‘Light II’, ‘Mercado Livre II’ and ‘Mercado Livre III’, for supply of 165.2 MWaverage from July 1, 2019.

The Transaction reduces the exposure of Renova, through its trading company Renova Comercializadora, by the amount of these contracts.

As reported in a Material Announcement on October 24, 2017, Aneel has approved the transfer of the Umburanas Wind Complex to Engie, subject to payment by Renova of a fine of R$ 3.8 million relating to the cancellation of 4 grants in relation to the Project.

Renova reiterates that the Transaction described above in no way affects the negotiations in progress with Brookfield Energia Renovável, which were the subject of the Material Announcement published on November 11.    ”

Belo Horizonte, November 24, 2017.

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. SUMMARY OF MINUTES OF THE 715TH MEETING OF THE BOARD OF DIRECTORS DATED NOVEMBER 24, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of November 24, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 715th meeting, held on November 24, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Granting of guarantees for issuance of Eurobonds by Cemig GT;

Re-ratification of Board Spending Decision (CRCA).

2.	Binding proposal received by Renova Energia;

Orientation of vote at a meeting of Light.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED NOVEMBER 27, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

NOVEMBER 27, 2017

At 11 a.m. on the twenty seventh day of November, two thousand seventeen, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Ms. Ana Paula Muggler Rodarte, Procurator of the State of Minas Gerais, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre Eustáquio Sydney Horta to chair the Meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on October 28 and 31, and November 1, of this year, in the newspaper Minas Gerais, the official publication of the Powers of the State, on pages 64, 30 and 132 respectively, and October 28, 29 and 30 of this year, in the newspaper O Tempo, on pages 22, 8 and 12 respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“    COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on November 27, 2017 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on:

•	Re-ratification of the decision taken by the Extraordinary General Meeting of Stockholders of May 30, 2016, altering its terms to postpone the date of exercise of the put option granted by Cemig on April 11, 2011 to:

Redentor Fundo de Investimento em Participações (‘FIP Redentor’)

                                                       (succeeded by Banco Santander S.A. (Brasil)),

BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’), and

BB – Banco de Investimento S.A. (‘BB–BI’).

Proxy votes

Any stockholder wishing to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of Paragraph 1 of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by November 23, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200, 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, October 20, 2017.

José Afonso Bicalho Beltrão da Silva

                  Chair, Board of Directors                ”.

The Chair then asked the Secretary to read the Proposal by the Board of Directors to this Extraordinary General Meeting. The content of that document is as follows:

“    PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 27, 2017 AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig (‘Cemig’),

Whereas:

a)	On May 31, 2016, Cemig pledged:

55,234,637             (fifty five million two hundred thirty four thousand six hundred thirty seven) common shares and

110,469,274           (one hundred ten million four hundred sixty nine thousand two hundred seventy four) preferred shares

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

in Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), at that time representing value of

R$ 1,075,000,000.00 (one billion seven hundred fifty million Reais),

in guarantee of obligations it assumed in favor of the banks holding a put option (‘the Put Option’) on shares in Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’);

and further offered to support that guarantee with its equity interest of 26.06% in Light S.A. (‘Light’);

and on August 30, 2016 an Extraordinary General Meeting of Cemig enabled postponement of the date of exercise of the Put Option from its original date (the last business day of the sixtieth month following the date of subscription of the shares in Parati) until November 30, 2017, (the last business day of the seventy seventh month); having reference also to a decision of the Board of Directors of May 30, 2016;

b)	on August 28, 2016 Cemig sent correspondence to the banks holding the Put Option (‘the Banks’), namely

Banco Santander (Brasil) S.A. (‘Santander’),

BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’),

BB–Banco de Investimento S.A. (‘BB–BI’) and

Banco BTG Pactual S.A. (“BTG”) –

– requesting release of the pledge that had been given, on the following shares in Taesa:

18,411,545             (eighteen million four hundred eleven thousand five hundred forty five) common shares and

36,823,090             (thirty six million eight hundred twenty three thousand ninety) preferred shares –

– to make it possible to carry out a follow-on transaction, jointly with

Fundo de Investimentos em Participações Coliseu (‘FIP Coliseu’),

in a secondary public offering of Units in Taesa, with restricted efforts in Brazil under CVM Instruction 476, and international efforts under Rule 144A and Regulation S of the US Securities Act;

c)	on November 30, 2016 BTG exercised the Put Option in the ‘First Exercise Window’, under the Stockholders’ Agreements of the successors of Parati –

Luce Empreendimentos e Participações S.A. (‘Lepsa’) and

Rio Minas Energia Participações S.A. (‘RME’) –

– as a result of which Cemig acquired the following shares previously held by BTG:

76,817,097             (seventy six million eight hundred seventeen thousand ninety seven) preferred shares in Lepsa, and

76,817,097             (seventy six million eight hundred seventeen thousand ninety seven) preferred shares in RME

– as a result of which BTG ceased to be a stockholder in Parati;

d)	on September 1, 2017 the exercise value of the Put Option was

R$ 1,560,016,041.42            (one billion five hundred sixty million sixteen thousand forty one Reais forty two centavos),

in which the component of principal was

R$ 921,047,584.94                (nine hundred twenty one million forty seven thousand five hundred eighty four Reais ninety four centavos),

the component of remuneration was

R$ 335,075,058.58                (three hundred thirty five million seventy five thousand fifty eight Reais fifty eight centavos),

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

and the gross-up factor represented

R$ 303,893,397.90 (three hundred three million eight hundred ninety three thousand three hundred ninety seven Reais ninety centavos);

e)	on September 15, 2017, the remaining banks holders of the Put Option notified Cemig of their intention to exercise the Put Option on all the shares they hold in RME and Lepsa, pursuant to their rights under the Stockholders’ Agreement as signed by Cemig, Santander, BV Financeira and BB-BI, with RME and Lepsa as consenting parties, the amount to be paid by November 30, 2017;

f)	in this situation it becomes essential to extend the date for exercise of the Put Option, so as to avoid
(i)	Light becoming state-controlled, an event which could give rise to early maturity of several of Light’s financing contracts, which have cross-default clauses; and

(ii)	an accentuated fall in the stock price of its shares, which would be negative for the Banks referred to, since one of the guarantees of the Put Option would lose value;

g)	extension of the exercise date of the Put Option is conditional upon prior authorization by the stockholders of Cemig in an Extraordinary General Meeting;

– do now propose to you as follows:

•	Re-ratification of the decision taken by the Extraordinary General Meeting of May 30, 2016, altering its terms so as to postpone the date of exercise of the Put Option granted by Cemig on April 11, 2011 to:

Redentor Fundo de Investimento em Participações (‘FIP Redentor’)

                         (succeeded by Banco Santander S.A. (Brasil)),

BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’), and

BB – Banco de Investimento S.A. (‘BB–BI’).

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, October 20, 2017 –

José Afonso Bicalho Beltrão da Silva	José Pais Rangel
Marco Antônio de Rezende Teixeira	Marcelo Gasparino da Silva
Bernardo Afonso Salomão de Alvarenga	Marco Antônio Soares da Cunha Castello Branco
Antônio Dirceu Araújo Xavier	Nelson José Hubner Moreira
Arcângelo Eustáquio Torres Queiroz	Patrícia Gracindo Marques de Assis Bentes
Helvécio Miranda Magalhães Junior	Daniel Alves Ferreira ”

Asking for the floor, the stockholder João Alan Haddad then proposed addition of complementary text to the proposal under discussion, altering the description of the postponement of exercise date of the said option as follows:

– from [prior text:]     “ to November 30, 2017, the last business day of the 77th (seventy seventh) month ”;

– to    [new text:]       “to November 30, 2018, in relation to RME;

          while in relation to Lepsa the exercise date remains unchanged,

          at up to November 30, 2017. ”.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then put the proposal made to this Meeting by the Board of Directors to the vote, with the alteration presented by the stockholder João Alan Haddad; and it was approved unanimously.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MATERIAL ANNOUNCEMENT DATED NOVEMBER 30, 2017: CEMIG/TAESA: TRANSMINEIRAS RESTRUCTURING COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig/Taesa: Transmineiras restructuring completed

Complementing the information in its Material Announcements of July 3, 12 and 13 and August 2 of this year, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Following approval by the Brazilian monopolies authority CADE (Conselho Administrativo de Defesa Econômica), Aneel (the Brazilian electricity regulator), and the financing banks, today Cemig has concluded the stockholding restructuring involving transfer to

Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’)

of the stockholdings held by Cemig in the following transmission concession holders:

Companhia Transleste de Transmissão S.A. (‘Transleste’),

Companhia Transudeste de Transmissão S.A. (‘Transudeste’) and

Companhia Transirapé de Transmissão S.A. (‘Transirapé’)

(jointly ‘the Transmineiras Companies’) – (‘the Transaction’).

The amount received by Cemig in this Transaction was

R$ 56,088,002    (fifty six million eighty eight thousand and two Reais),

– this being the amount resulting from monetary updating by:

(i)	the accumulated variation of the IPCA inflation index from January 1, 2017, inclusive, to the day immediately prior to the signature of the final closing document for the Transaction; and

(ii)	accumulated variation of 100% (one hundred per cent) of the CDI rate from date of signature, inclusive, to the day immediately prior to date of closing,

and after discounting of:

any amounts of dividends and/or Interest on Equity declared as from January 1, 2017 (inclusive) by the Transmineiras Companies in favor of Cemig, whether paid or not, up to the date of closing of the Transaction, with monetary updating by the IPCA from the date of payment to the business day immediately prior to the closing date.

Belo Horizonte, November 30, 2017.

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MATERIAL ANNOUNCEMENT DATED NOVEMBER 30, 2017: INCREASE IN HOLDINGS IN RME AND LEPSA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Increase in holdings in RME and Lepsa

Complementing its reports in Material Announcements of Sep. 18 and Nov. 22 this year, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), and in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

On today’s date (Nov. 30, 2017), Cemig acquired from

BB–Banco de Investimento S.A.,

BV Financeira S.A. – Crédito, Financiamento e Investimento, and

Banco Santander (Brasil) S.A.

(jointly,     ‘the Stockholder Banks’),

the whole of their equity interest in

Luce Empreendimentos e Participações S.A. (“LEPSA”)

and the whole of their holding in the preferred shares of

RME – Rio Minas Energia Participações S.A. (“RME”),

for	R$ 1,015,943,507,26	(one billion fifteen million nine hundred forty three thousand five hundred seven Reais and twenty six centavos).

With this acquisition Cemig increased its holding in RME from 66.27% to 75% of the total share capital, while continuing to hold a 50% equity interest in the voting shares of RME, and has increased its interest in the total and voting stock of LEPSA from 66.62% to 100%.

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, November 30, 2017

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MATERIAL ANNOUNCEMENT DATED DECEMBER 1, 2017: CEMIG EUROBOND: DEMAND 3.7 TIMES OFFER VOLUME

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig Eurobond: demand 3.7 times offer volume

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Yesterday (Nov. 30, 2017), Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) priced its Eurobond issue, offering US$ 1 billion with maturity at 7 years, and coupon of 9.25% p.a.

Although Cemig has no history of issuance of debt outside Brazil, the initial demand for the transaction totaled approximately US$3.7 billion, or nearly four times the volume of the offering. Management believes this to be a demonstration of the confidence of the investor market in Cemig’s fundamentals, contributing to the Company’s strategy of lengthening its debt profile.

Further information on the transaction will be published after settlement – scheduled for December 5, 2017.

Cemig reiterates its commitment to keep stockholders and the market timely informed in accordance with the applicable law and regulations.

Belo Horizonte, December 1, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. NOTICE TO STOCKHOLDERS DATED DECEMBER 01, 2017: CAPITAL INCREASE RAISES R$ 1.1 BN; SUBSCRIPTION OF REMAINING SHARES FROM DECEMBER 5

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001–64

NOTICE TO STOCKHOLDERS

Capital increase raises R$ 1.1 bn;

Subscription of remaining shares from Dec. 5

Complementing Notices to Stockholders issued on October 26 and November 1 of this year, Cemig (Companhia Energética De Minas Gerais) hereby informs its stockholders and the market as follows:

In the preference period for subscription of shares in the capital increase approved by the EGM of October 26, 2017, Cemig received incoming funds totaling R$ 1.1 billion. The period for exercise of the right of preference for subscription of shares in the capital increase expired on November 29, 2017.

During this first refusal period,

50,106,730         (fifty million one hundred six thousand seven hundred thirty)

common shares were subscribed, representing

74.95%                of the proposed total subscription of common shares;

and    118,949,754              (one hundred eighteen million nine hundred forty nine thousand seven hundred fifty four)

preferred shares were subscribed, representing

89.39%               of the proposed total subscription of preferred shares.

The following shares were not subscribed during the subscription period (‘the unsubscribed shares’):

Common: 16,742,775        (sixteen million seven hundred forty two thousand seven hundred seventy five)

Preferred: 14,111,688        (fourteen million one hundred eleven thousand six hundred eighty eight)

During the preference period, stockholders subscribing

49,562,000          (forty nine million five hundred sixty two thousand)

common shares and stockholders subscribing

118,419,640        (one hundred eighteen million four hundred nineteen thousand six hundred forty)

preferred shares opted to take part in subsequent subscription of shares not subscribed in the period.

As stated in the Notices to Stockholders of Oct. 26 and Nov. 1, these shareholders may subscribe those remaining shares, for the same price and on the same terms, in the First Apportionment Period – on December 5, 6 and 7, 2017 – as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Percentages for subscription of unsubscribed shares

Stockholders who subscribed common shares may subscribe:

further common shares in the proportion of

18.36775911900 %    to the common shares they subscribed in the preference period.

Stockholders who subscribed preferred shares may subscribe:

further preferred shares in the proportion of

11.91667868600 %    to the preferred shares they subscribed in the preference period;

and may also subscribe

further common shares in the proportion of

6.45108043300%       to the preferred shares they subscribed in the preference period.

Stockholders whose shares are registered at the Assets Deposit Center of the B3 should subscribe them through their custody agents (brokers). Stockholders whose shares are registered with Itaú may contact any branch of Itaú, and for further explanations in relation to subscription of the shares at Itaú, may contact the Investfone investment center, by phone:

From State capital cities:            3003-9285

From other regions:             0800-720-9285

Lines are open on business days from 9 a.m. to 6 p.m.

Belo Horizonte, December 1, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. NOTICE TO STOCKHOLDERS DATED DECEMBER 01, 2017: DIVIDEND DATE: BROUGHT FORWARD TO DECEMBER 28

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001

NOTICE TO STOCKHOLDERS

Dividend date: brought forward to 28 Dec.

Cemig (Companhia Energética De Minas Gerais) hereby informs its stockholders and the market as follows:

The limit date for payment to Cemig’s stockholders of the second tranche of the minimum mandatory dividend for the net profit for the year 2016, announced in the Notice to Stockholders of May 12, 2017, has been altered from December 30, 2017 to December 28, 2017.

Belo Horizonte, December 1, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. NOTICE TO STOCKHOLDERS DATED DECEMBER 5, 2017: PAYMENTS OF INTEREST ON EQUITY AND DIVIDENDS: DECEMBER 28

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Payments of Interest on Equity and dividends: December 28

Cemig advises its stockholders that it will make the following payments on December 28, 2017:

1.	R$ 190,000,000.00 (one hundred ninety million Reais), corresponding to R$ 0.150999665 per share, being the second half of the Interest on Equity payable as published in the Notice to Stockholders of December 21, 2016, from which will be withheld 15% income tax, except in the case of stockholders exempt from this retention under the current legislation.

This will be paid to holders of shares traded on the São Paulo Stock Exchange (BM&FBovespa) on December 26, 2016. The shares began to trade ‘ex–’ these rights on December 27, 2016.

2.	R$ 101,993,000.00 (one hundred one million nine hundred ninety three thousand Reais), corresponding to R$ 0.121779780 per share, being the second payment of the dividends for the business year 2016, as per the Notice to Stockholders published on May 12, 2017.

This will be paid to holders of the preferred shares (CMIG4) traded on the BM&FBovespa on May 12, 2017. The shares began to trade ‘ex–’ these rights on May 15, 2017.

We recommend that any stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, December 5, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. MATERIAL ANNOUNCEMENT DATED DECEMBER 5, 2017: CEMIG GT EUROBOND SETTLEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig GT Eurobond settlement

In continuation of the Material Announcement published on December 1, 2017, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Financial settlement took place today (December 5) of the Eurobond issue by Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), which was priced on November 30, 2017 with coupon of 9.25% p.a. and maturity of seven years.

The proceeds will be allocated to payment of short-term debt, lengthening the Company’s debt profile.

Cemig reiterates its commitment to keep stockholders and the market timely informed in accordance with the applicable law and regulations.

Belo Horizonte, December 5, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. MARKET ANNOUNCEMENT DATED DECEMBER 6, 2017: REPLY TO STOCK EXCHANGE INQUIRY LETTER 1829/2017-SAE, OF DECEMBER 5, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to Stock Exchange Inquiry Letter 1829/2017-SAE, of December 5, 2017

Inquiry received:

Companhia Energética de Minas Gerais

To Mr. Adézio de Almeida Lima

Investor Relations Director

Subject: Request for information on news media report

Dear Sirs,

A report in the Coluna do Broadcast feature of the O Estado de São Paulo newspaper of December 5, 2017 contains, among others, the following statements:

“	1. Executives of Cemig indicated in a conference call that the company has between R$ 350 and R$ 400 million receivable as a result of the increase in the capital of Renova. ”

“	2. These incoming funds do not increase Cemig’s net equity, but are payments of loans, that is to say, a debt that Renova owes specifically to Cemig GT. ”

We request information/explanations on the items indicated, by December 6, 2017, including your confirmation of them or otherwise, and also any other information that is considered to be important.

Reply by CEMIG

Dear Ms. Ana Lucia da Costa Pereira,

Supervision Office for Companies and Equity Securities Offers,

B3 S.A. – Brasil, Bolsa, Balcão:

In response to Official Letter number 1829/2017-SAE of December 5, 2017, we inform you:

In 2015 and 2016 Cemig Geração e Transmissão S.A. (Cemig GT) made three advances to Renova, for a total historic amount of R$ 272 million (two hundred and seventy two million Reais), under contracts for purchase of electricity, to be settled by future delivery of power supply.

Under the last two contracts and subsequent developments arising from them, an early maturity clause was included, providing for the total of the amounts advanced to become payable in the event of change of direct or indirect effective control of Renova. The negotiation for entry of a new stockholding partner also includes early maturity of the first advance.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig thus expects to receive these advances in the event that the entry of a new stockholding partner is confirmed and there is a change in the stockholding control of Renova.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, December 6, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MARKET ANNOUNCEMENT DATED DECEMBER 6, 2017: REPLY TO CVM: RENOVA NEGOTIATION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM: Renova negotiation

As per CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“ Renova Energia S.A. (RNEW11) (‘Renova’), as per CVM Instruction 358/2002 as amended, reports as follows:

On November 30 Renova received from the CVM Official Inquiry Letter 230/2017/CVM/SEP/GEA-3 with the following request:

“1.	We refer to the proposal from Brookfield Energia Renovável S.A. (‘Brookfield’) for a primary subscription of capital in Renova Energia S.A. (‘Renova’), in the amount of R$ 1.4 billion, decided in a meeting of the Board of Directors of Renova on November 24, 2017 (‘the Meeting’) and disclosed to the market in a Material Announcement on that date.

2.	We request explanations and comments from Renova on:

i	The principal stages and, if it is possible to indicate them, the related periods and deadlines expected for Renova’s decision on the proposal.

ii	Whether the transaction in question involves assignment of rights to subscribe shares by part of the controlling stockholders of Renova to Brookfield for consideration, and if so, the price for such assignment.

iii	What percentage of the common shares in Renova may be owned by Brookfield after completion of the transaction; and

iv	Whether it is planned that there will be a change in the structure of control of the Company upon completion of the transaction.

3.	You may send additional comments and/or explanations, if necessary.

4.	Your statement may be provided only by email, to the following address: gea-3@cvm.gov.br, with copy to mferreira@cvm.gov.br, without prejudice to any disclosures that Renova may believe it should make to the market, in accordance with its policy on disclosure of information, and CVM Instruction 358/02.

5.	As per orientation by our Company Relations Supervision Management Unit, we advise you that non-compliance with this request by December 5, 2017 subjects your company to a to a coercive fine of R$ 1,000 (one thousand Reais), under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/2007.You have the option to send additional comments and/or explanations, if necessary.”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Yesterday, December 5, Renova sent the following response to the CVM:

“ In response to the Official Inquiry Letter, we provide the comments and explanations below:

i.	The principal stages and, if it is possible to indicate them, the related periods and deadlines expected for Renova’s decision on the proposal:

Renova, jointly with its controlling stockholders and Brookfield, is in a phase of negotiation of an investment agreement for increase of capital in Renova. This negotiation is still at its initial phase and, after conclusion of this investment agreement and compliance with the conditions precedent that are usual in transactions of this type, but which are not yet duly decided, the process of capital increase will begin – its associated deadlines and periods are not yet able to be determined.

ii.	Whether the transaction in question involves assignment to Brookfield, by part of the controlling stockholders of Renova, of rights to subscribe shares for consideration, and if so, the price for said assignment:

The transaction in question does not involve assignment, for consideration, of any subscription rights held by the controlling stockholders of the company, but does involve assignment of such rights by the controlling stockholders without consideration.

iii.	What percentage of the common shares in Renova may be owned by Brookfield on completion of the transaction:

The final percentage of the common shares that will be owned by Brookfield on completion of the process of capital increase will depend on whether minority stockholders decide to match the capital increase, or not.

As a hypothetical calculation: in a scenario of a capital increase of R$ 1.4 billion, at a base price of R$ 6.00/Unit, considering the shares assigned by the controlling stockholders, if none of the minority stockholders accompany the capital increase, this situation would indicate that Brookfield would hold 62.7% of the common shares.

In an alternative hypothetical calculation: in a scenario of a capital increase of R$ 1.4 billion, at a base price of R$ 6.00/Unit, including the shares assigned by the controlling stockholders, and full matching of the capital increase by all minority stockholders, Brookfield would hold 53.2% of the common shares.

iv.	Whether it is planned that there will be a change in the structure of control of the Company upon completion of the transaction.

If the volume of the capital increase proposed, of R$ 1 .4 billion, is realized, at the proposed base price for the transaction of R$ 6.00/Unit, as mentioned in the previous answer, the transaction will result in Renova having a new controlling stockholder. It should be noted that the conditions of assumption of control are yet to be decided in the negotiation of the investment agreement, which is in progress. Renova reiterates that all the rights of the minority stockholders will be fully respected.”

The Company reiterates its commitment to keep the market duly and timely updated on the progress of the capital increase transaction.”

Belo Horizonte, December 6, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. SUMMARY OF MINUTES OF THE 704TH MEETING OF THE BOARD OF DIRECTORS DATED AUGUST 30, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 30, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 704th meeting, held on August 30, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Return of administrative deposit (approved subject to condition precedent)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20. NOTICE TO STOCKHOLDERS DATED DECEMBER 12, 2017: CAPITAL INCREASE: 2ND PERIOD FOR UNSUBSCRIBED SHARES NOW DECEMBER 14–18

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Capital increase:

2nd period for unsubscribed shares now Dec. 14–18

Altering information in the Notice to Stockholders published on December 1, 2017, Cemig (Companhia Energética de Minas Gerais) hereby informs its stockholders and the market:

The period for subscription in the Second Apportionment of shares not subscribed in the Preference Period of the capital increase approved by the EGM of October 26, 2017 has been altered, and will now take place on December 14, 15 and 18, 2017.

This change has been made necessary by operational difficulties in processing subscriptions of shares in the First Apportionment Period, which ended on December 7, 2017 – and the result of which will be published on December 13, 2017.

Belo Horizonte, December 12, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21. SUMMARY OF MINUTES OF THE 716TH MEETING OF THE BOARD OF DIRECTORS DATED DECEMBER 11, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 11, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 716th meeting, held on December 11, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	5th issue of debentures by Cemig D, with Cemig as guarantor.

2.	Signature by Cemig D, with Cemig as guarantor, of amendments to Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal.

3.	Signature by Cemig GT, with Cemig as guarantor, of amendments to Bank Credit Notes of Banco do Brasil.

4.	Advance against Future Capital Increase (AFAC) in Cemig D.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22. NOTICE TO STOCKHOLDERS DATED DECEMBER 12, 2017: RESULT OF 1ST ALLOCATION OF UNSUBSCRIBED SHARES; 2ND ALLOCATION IS ON: DECEMBER 14, 15 AND 18

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001–64

NOTICE TO STOCKHOLDERS

Result of 1st allocation of unsubscribed shares;

2nd allocation is on:    Dec. 14, 15 and 18.

Further to the Notice to Stockholders published on December 1, 2017, Cemig (Companhia Energética de Minas Gerais) hereby informs its stockholders and the market as follows:

The First Apportionment period for subscription of shares not initially subscribed in the capital increase approved by the EGM of October 26, 2017 ended on December 7, 2017.

The proceeds to the company so far in the capital increase total R$ 1.2 billion.

During the First Apportionment Period for the unsubscribed shares, the following shares were subscribed:

	2,954,905	(two million, nine hundred fifty four thousand, nine hundred five)
common shares, or	17.65%	of the potential maximum amount of the First Apportionment;
and	11,004,208	(eleven million, four thousand, two hundred eight)
preferred shares, or	77.98%	of the potential maximum amount of the First Apportionment.

The totals of shares not subscribed in the First Apportionment Period (‘the unsubscribed shares’)

are:	13,787,870	(thirteen million, seven hundred eighty seven thousand, eight hundred seventy)
common shares and	3,107,480	(three million, one hundred seven thousand, four hundred eighty) preferred shares.

During the Preference Period and the First Apportionment period, stockholders subscribing

	18,779,615	(eighteen million, seven hundred seventy nine thousand, six hundred fifteen)
common shares, and stockholders subscribing
	103,957,764	(one hundred three million nine hundred fifty seven thousand, seven hundred sixty four)
preferred shares
stated an interest in taking part in a subsequent subscription, of shares not subscribed in the
First Apportionment Period.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Thus, as stated in the Notices to Stockholders published on October 26, November 1 and December 12, 2017, these stockholders may make a further subscription, for the same price and conditions,

during:	the 2nd Apportionment Period,
which comprises (only):	December 14, 15 and 18, 2017,

– as follows:

Those who subscribed common shares may subscribe further common shares in the proportion of

up to	13.76544793200%	of the number of common shares they subscribed during the Preference Period and the First Apportionment Period.

Those who subscribed preferred shares may subscribe further preferred shares in the proportion of

up to	2.98917548800%	of the number of preferred shares they subscribed during the Preference Period and the First Apportionment Period,

and may also subscribe common shares in the proportion of

up to	10.77627244400%	of the number of preferred shares they subscribed during the Preference Period and the First Apportionment Period.

Stockholders whose shares are registered at the Assets Deposit Center of the B3 should subscribe them through their custody agents (brokers). Stockholders whose shares are registered with Itaú may contact any branch of Itaú, and for further explanations in relation to subscription of the shares at Itaú, may contact the Investfone investment center, by phone:

From State capital cities:             3003-9285

From other regions:             0800-720-9285

Lines are open on business days from 9 a.m. to 6 p.m.

Belo Horizonte, December 12, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

23. NOTICE TO STOCKHOLDERS DATED DECEMBER 14, 2017: CAPITAL INCREASE: FINAL SUBSCRIPTION PERIOD EXTENDED TO DECEMBER 22

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Capital increase:

Final subscription period extended to Dec. 22

Amending the information given in the Notice to Stockholders published on December 13, 2017, Cemig (Companhia Energética de Minas Gerais) hereby informs its stockholders and the market:

The period for subscription in the Second Apportionment of shares not initially subscribed in the Preference Period for the capital increase approved by the EGM of October 26, 2017 has been further amended:

This period was previously:     December 14, 15 and 18, 2017.

This period is now:                    December 14 to December 22, 2017.

All the other information in the said Notice to Stockholders is unchanged.

Belo Horizonte, December 14, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

24. SUMMARY OF MINUTES OF THE 717TH MEETING OF THE BOARD OF DIRECTORS DATED DECEMBER 15, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 15, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 717th meeting, held on December 15, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Nomination of Managers for companies of the “Cemig Group”.

2.	Contracting of services of conservation, cleaning, maintenance and weed removal in the Central and Northeastern Regions.

3.	Contracting of services of rental, installation, operation, maintenance and deactivation of generator motor unit groups.

4.	Restrictions on contracting of former employees; re-ratification of Board Spending Decision (CRCA).

5.	Signature, as consenting party, to amendments to concession contracts, for transfer, to ISA, of the shares in Taesa owned by FIP Coliseu and FIA Taurus.

6.	Signature, as consenting guarantor, of amendments to contracts between Cemig GT and Engie Brasil.

7.	Corporate Risks and Risk Appetite Matrix.

8.	Cemig’s Corporate Risks Management Policy.

9.	Budget for January 2018.

10.	Submission to the Extraordinary General Meeting of Stockholders of the proposal for extension of the present period of office of the members of the Board of Directors of Cemig by one year, i.e. until the Annual General Meeting of 2019.

11.	Submission to an Extraordinary General Meeting of Stockholders of the proposal for authorization to exceed financial indicator limits stated in the by-laws.

12.	Convocation of an Extraordinary General Meeting of Stockholders to decide on:

(a) exceeding the financial indicator limits stated in the by-laws;

(b) extension of the period of office of the members of the Board of Directors of Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25. NOTICE TO STOCKHOLDERS DATED DECEMBER 20, 2017: CAPITAL INCREASE: FINAL SUBSCRIPTION NOW EXTENDED TO DECEMBER 28

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Capital increase:

Final subscription now extended to Dec. 28

Cemig (Companhia Energética de Minas Gerais) hereby informs its stockholders and the market:

The period for subscription in the Second Apportionment of shares not initially subscribed in the Preference Period for the capital increase approved by the EGM of October 26, 2017 has been further amended:

This period was previously:     December 14 to December 22, 2017.

This period is now:                   December 14 to December 28, 2017.

Belo Horizonte, December 20, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26. EXTRACT FROM THE MINUTES OF THE 716TH MEETING OF THE BOARD OF DIRECTORS DATED DECEMBER 11, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

716TH MEETING

Date, time and place:	December 11, 2017 at 1.30 p.m. at the company’s head office,
– with participation also by telephone conference call.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	Grant of a guarantee for the debenture issue by Cemig D – The Board decided:

1)	To authorize provision of a surety, with express waiver of the benefits of order, rights and options for exoneration of any nature specified in Articles 333, §1, and Articles 366, 821, 824, 827, 830, 834, 835, 837, 838 and 839 of Law 10406 of January 10, 2002 as amended, and Articles 130 and 794 of Law 13105/2015, as amended, for the Fifth Issue by Cemig Distribuição S.A. (‘Cemig D’ or ‘the Issuer’) of non-convertible debentures, with real guarantee and additional surety guarantee, in a single series, to be the subject of a public offering, with restricted efforts, under CVM Instruction 476/2009, as amended (‘CVM Instruction 476’) (‘the Issue’)

–    the issue to have the following characteristics:

Issuer:	Cemig D.
Managers:	Financial institutions that are part of the Brazilian Securities Distribution System (‘the Managers’).
Guarantee:	The debentures and all obligations arising therefrom, principal and/or accessory, present and/or future, shall have the surety guarantee of Companhia Energética de Minas Gerais – Cemig (‘Cemig’ or ‘the Surety’) as principal payer jointly responsible with the Issuer for all obligations arising from the Issue, principal and/or accessory, present and/or future, irrevocably, comprising the principal debt and all accessory obligations under the Debentures, including but not limited to arrears interest, contractual penalty payments and any other additions.
The issue shall also have a real guarantee, in the form of fiduciary assignment to certain receiving banks of receivables rights for electricity supply and distribution services to clients arising from the issuer’s concession contracts and receivables (‘the power supply receivables’), and also the receivables rights arising from certain contracts to raise certain revenues relating to the power supply receivables (‘the revenue receivables’) and together with the receivables that are property of the Issuer, subject to Aneel Normative Resolution 766/2017.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Fiduciary Agent:	Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários.
Rating:	To be attributed by Moody’s América Latina Ltda.
Use of proceeds:	Partial payment of the outstanding balance on the debentures of the Issuer’s Fourth Issue.
Volume of the Issue:	One billion five hundred seventy five million Reais, on the Issue Date (as defined below).
Nominal Unit Value:	Ten thousand Reais, on the Issue Date.
Number of Debentures and Number of Series:	One hundred fifty seven thousand five hundred, in a single series.
Distribution, and placement regime:	Public distribution, with limited efforts, as per CVM Instruction 476, under the regime of firm guarantee of placement of the totality of the Debentures by the Managers – partial distribution not being permitted – to a target public of Qualified Investors, as defined in Article 9-A of CVM Instruction 539/2013 as amended. If it is necessary for the firm guarantee to be exercised, it will be exercised by the Managers individually and not jointly and in the proportion agreed between them.
Form:	Nominal, book-entry Debentures, without issuance of deposits / certificates.
Type:	With real guarantee and additional surety.
Convertibility:	Not convertible into shares in the Issuer.
Issue Date:	December 15, 2017.
Tenor and Maturity Date:	54 (fifty four) months from the Issue Date, thus becoming due on June 15, 2022, except in the events of: early settlement of the totality of the debentures as a result of early maturity due to a default event (as defined below), or early redemption.
Monetary updating:	The Nominal Unit Value of the Debentures will not be updated.
Remuneration:	Remuneratory interest will accrue on the nominal unit value, or outstanding balance thereof, of the debentures at one hundred forty six point five per cent of the accumulated variation represented by application of the average daily rates of the ‘over extra grupo’ DI (Interbank Finance) rate for one day, on the two hundred and fifty two business days basis, calculated and published daily by B3 S.A. – Brasil, Bolsa, Balcão, in the daily bulletin on the website http://www.cetip.com.br.
Amortization of the Nominal Unit Value:	The nominal unit value of the debentures will be amortized in 36 consecutive monthly payments, as follows, where ‘Percentage’ = amount of the payment as a percentage of the amount of the nominal unit value not yet amortized:

Payment No.	Due date	Percentage	Payment No.	Due date	Percentage

1	15-07-2019	1.1250%	19	15-01-2021	2.8213%
2	15-08-2019	1.1378%	20	15-02-2021	2.9032%
3	15-09-2019	1.1509%	21	15-03-2021	2.9900%
4	15-10-2019	1.1643%	22	15-04-2021	3.0822%
5	15-11-2019	1.1780%	23	15-05-2021	3.1802%
6	15-12-2019	1.1921%	24	15-06-2021	3.2847%
7	15-01-2020	1.2064%	25	15-07-2021	3.3962%
8	15-02-2020	1.2212%	26	15-08-2021	3.5156%
9	15-03-2020	1.2363%	27	15-09-2021	3.6437%
10	15-04-2020	1.2517%	28	15-10-2021	3.7815%
11	15-05-2020	1.2676%	29	15-11-2021	3.9301%
12	15-06-2020	1.2839%	30	15-12-2021	4.0909%
13	15-07-2020	1.3006%	31	15-01-2022	4.2654%
14	15-08-2020	1.3177%	32	15-02-2022	4.4554%
15	15-09-2020	1.3353%	33	15-03-2022	4.6632%
16	15-10-2020	1.3534%	34	15-04-2022	4.8913%
17	15-11-2020	1.3720%	35	15-05-2022	5.1429%
18	15-12-2020	1.3910%	36	Maturity date	100.0000%

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Payment of the Remuneration:

Monthly, from the Issue Date, on the 15th of each month

(or on the date of any early settlement arising from: (i) early maturity of the debentures due to one of the default events; or (ii) optional early redemption),

– the first payment being on February 15, 2018.

Renegotiation:	None.
Optional early redemption:	The Issuer may at its exclusive option, at any moment as from the first Paying-Up Date, without regard to the will of the debenture holders, make optional early redemption of the totality of the debentures (‘optional early redemption’). In this event the following premiums will become payable:

If the redemption takes place:		– the premium,
– from	to –	in %, is:
Issue Date (inclusive)	15-12-2018 (exclusive)	1.00%
15-12-2018 (inclusive)	15-12-2019 (exclusive)	0.80%
15-12-2019 (inclusive)	15-12-2020 (exclusive)	0.70%
15-12-2020 (inclusive)	15-12-2020 (exclusive)	0.60%
15-12-2021 (inclusive)	the maturity date (exclusive)	0.50%

The premiums specified above do not apply in cases of obligatory extraordinary amortization or obligatory total early redemption (‘cash sweep’).
Optional extraordinary amortization: Subject to the terms of the Issue Deed, the Issuer may at any moment from the first Paying-Up Date, without regard to the will of the debenture holders, make optional extraordinary amortization of the balance of the Nominal Unit Value of the
Debentures, limited to ninety eight per cent of the balance of the nominal unit value.
Obligatory extraordinary amortization and obligatory early redemption:	The issuer must complete the obligatory extraordinary amortization or the obligatory early redemption of the debentures within 30 days from conclusion of the related sale or disposal, using fifty eight point two nine per cent of thirty five per cent of the net proceeds obtained by the Surety from sale or disposal of any asset by the Surety (including equity interests), less only such amounts as are allocated to payment of the amount of exercise (as defined in the First Amendment to the Stockholders’ Agreement signed between the Surety and Banco Santander (Brasil) S.A., Banco Votorantim S.A. and BB Banco de Investimento S.A., on November 22, 2017 (‘the Amendment to the Stockholders’ Agreement’), as a result of the exercise by those banks against the Surety of an option to sell the common or preferred shares owned by the banks in Rio Minas Energia Participações S.A. (‘RME’), under the terms and conditions specified in the Amendment to the Stockholders’ Agreement, as and where applicable.
Optional Acquisition:	The Issuer may at its exclusive option, at any moment from the Issue Date, acquire debentures, and the debentures acquired may be canceled, or remain in the treasury of the Issuer, or be once again placed in the market, in accordance with the rules issued by the CVM.
Early maturity:	In any of the events summarized in the list below, applying either to the Issuer or to the Surety described in the Issue Deed, and subject to the terms of the Issue Deed, the Fiduciary Agent may declare early maturity of the obligations arising from the debentures and demand immediate payment, by the Issuer, of the Nominal Unit Value of the Debentures, (or of the balance of the nominal unit value, as applicable), plus the remuneration, calculated pro rata temporis, from the first Paying-Up Date, or from the immediately prior date of payment of the remuneration, up to the date of its actual payment, plus the other charges payable under the Issue Deed, independently of advice, notification or interpellation through the courts or otherwise.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Some of these early maturity events are summarized as follows:

–  pecuniary or non-pecuniary default;

–  application for judicial or out-of-court recovery;

–  application for bankruptcy;                     cross-default;

–  cross-acceleration;                                    protests;

–  filing of certain legal actions against the Issuer or Surety;

–  privatization, merger, dissolution or any other form of stockholding reorganization;

–  assignment by the Issuer or Surety of obligations arising from the Issue Deed;

–  change in the corporate objects or principal activity;

–  reduction of capital;                                distribution of dividends;

–  loss of licenses;                                       split or absorption;

–  change in economic/financial situation;

–  non-complia\nce with the financial covenants;

–  false statements;                                     termination of concession contracts;

–  invalidity, nullity or unenforceability of the Debentures, or of the Issue Deed, or of its guarantees;

–  any use of the net proceeds from the Issue for any purpose other than strictly indicated in the Issue;

–  non-compliance with a court or administrative decision;

–  change of type of company, by the Issuer and/or by the Surety;

–  constitution by the Issuer of any real guarantees, pledge or charge in favor of a third party over any asset, under certain conditions;

–  non-compliance with the monthly minimum amount of receivables that is the subject of the guarantee;

–  non-realization of the ‘cash sweep’;           any encumbrance on the real guarantee;

–  attachment, expropriation, confiscation, etc., of the totality or a substantial part of the Issuer’s assets, property or rights;

–  non-completion of capitalization of the Issuer;

–  additional indebtedness, with some exceptions;

–  non-renewal, cancellation or suspension of the authorizations, concessions, grants or licenses;

–  proceedings involving the Issuer, or any of its controlling stockholders, employees, board members and/or chief officers related to the anti-corruption laws;

–  non-obedience to the social-environmental legislation;

–  any events with suspensive effect on the real guarantee.

Form, payment and price of subscription:	The Debentures shall be subscribed in accordance with the procedures of the MDA and shall be paid-up at sight, in Brazilian currency, simultaneous with subscription (‘the Paying-Up Date’), at the Nominal Unit Value, in accordance with the settlement rules and procedures applicable to B3, or through redemption of the debentures of Cemig D’s Fourth Issue, which will be canceled.
Place of Payment:	The payments shall be made by the Issuer on the related due dates, using, as the case may be:
(a) the procedures adopted by B3, for the Debentures registered in B3; and/or
(b) the procedures of the Bookkeeping Bank, for the Debentures that are not linked to B3.
Extension of due dates:	If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of payment, the date of payment of any obligation shall be deemed postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through B3, in which case the extension will take place only when the date of the payment is a Saturday, Sunday or declared national public holiday.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Arrears charges:	If the Issuer omits to make any payments payable to the Debenture holders in the stipulated periods, the amounts shall be subject to:
a) a non-reducible contractual non-compensatory arrears penalty payment, of two per cent on the amount due and unpaid; and
b) arrears interest at one per cent per month, calculated daily from the date of default up to the actual date of payment, on the amount due and unpaid.
Other characteristics:	The other characteristics of the debentures and of the Issue Deed are stated in the Issue Deed and in the other related documents.

2)	To authorize signature of the legal instruments necessary and/or to be recommended for the issue, including but not limited to:

–     the Distribution Agreement and the Issue Deed;

–     the Guarantee Agreement;

–     notices, instruments and powers of attorney in the context of those documents; and

–     any related subsequent amendments arising from the Issue that do not add cost to the transaction.

3)	To authorize:

a)	Participation in the General Meeting of Debenture Holders (‘the GMDH’) of

–  the Fourth Issue of Non-convertible Debentures (for Public Distribution with Restricted Distribution Efforts, in a Single Series, Unsecured with Additional Asset Guarantee) by Cemig Distribuição S.A., to decide on extension of the date of payment of the first due installment of the nominal unit value of the debentures of Cemig D’s Fourth Debenture Issue, from December 12, 2017 to December 28, 2017;

to alter the frequency of payment of the remuneration of Cemig D’s Fourth Debenture Issue, to enable subscription of the debentures of the Fifth Issue by means of delivery of the debentures of Cemig D’s Fourth Issue, which will be canceled, with, however payment of the interest originally specified in the issue deed of Cemig D’s Fourth Issue for December 15, 2017, being maintained.

b)	Vote in favor by the Company’s representatives in all the matters referred to in sub-clause ‘a’ of this item.

4)	To authorize signature of:

–  The First Amendment to the Issue Deed of the Fourth Issue of Non-convertible Debentures (for Public Distribution with Restricted Distribution Efforts, in a Single Series, Unsecured with Additional Asset Guarantee) by Cemig Distribuição S.A., (‘the First Amendment to the 4th Issue’),

and all such other instruments are necessary to reflect the terms approved in the GMDH.

The other characteristics of the debentures of the 4th Issue and of the First Amendment to the 4th Issue are stated in the First Amendment to the 4th Issue and in the other documents related thereto.

5)	To ratify all such acts by its Chief Officers and/or representatives as are necessary to put the above decisions into effect.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	Grant of a guarantee: The Board decided:

1)	To authorize provision of a surety by the Company for the signature by Cemig D of:

a)	the First Amendment to Bank Credit Note (‘CCB’) Nº 306.401.338, with Banco do Brasil, in the amount of R$ 500 million; and

b)	the Third Amendment to CCB Nº 11.0935.763.0000002-60, with Caixa Econômica Federal (‘CEF’) in the amount of R$ 627 million,

–      with the following characteristics:

Guarantee:
a)	to Banco do Brasil:
Maintain the existing guarantees (assignment of invoices) within the CCB, not shared
b)	to CEF:
Establish fiduciary assignment of receivables of up to R$ 80 million/month, subject to the provisions of Aneel Normative Resolution 766/2017 of April 25, 2017. The terms and conditions of the guarantee of receivables are stated in PD 173/2017, referred to above, in relation to Cemig D’s 5th debenture issue, since the agreement covers the guarantees of the debentures and also of those of the CCB with CEF. The Company (‘Cemig’ or ‘the Surety’) will be the surety guarantor of the transactions.
Tenor and Maturity Date:	Fifty four months from the date of signature of the amendments, thus maturing in June 2022, subject to the special circumstances for early settlement of the totality of the CCBs, namely:
a)	early maturity due to any of the default events (as defined below); or
b)	early redemption associated with default.
Remuneration:	Remuneratory interest corresponding to 146.5% of the accumulated effect of application of the average daily DI (Interbank Deposit) Rate.
Amortization:	In:

six monthly installments of 1.125%, resulting in an aggregate 6.75%, from July 2019,

twelve monthly installments of 1.125%, resulting in an aggregate 13.50%, in 2020,

twelve monthly installments of 2.25%, resulting in an aggregate 27%, in 2021,

five monthly installments of 2.25%, resulting in aggregate 11.25% (to May 2022);

and a final payment ‘bullet’, of 41.50% in June 2022.

Payment of the Remuneration:	Monthly, from January 2018, on the 15th of each month (or on the date of any early settlement resulting from early maturity of the CCBs due to a default event; or from optional early redemption).
Obligatory extraordinary amortization and obligatory early redemption:	The Issuer will carry out the obligatory extraordinary amortization or the obligatory early redemption of the CCBs, using 35% of the net proceeds from sales of assets made by the Surety, less such amounts as are allocated for payment of the Light put option, as and where applicable, sharing with the payment of the other debts subject of the re-profiling of the Issuer’s debt.
Early maturity:	The events specified below shall be considered default events, resulting in early maturity of the CCBs and the amount of the CCBs plus the remuneration, and also the other charges payable on the terms to be specified in amendments to the CCBs, becoming immediately demandable for payment, by Cemig D, independently of notice, or court or out-of-court notification or interpolation:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Default events:	Any of the events, applying to the Issuer or to the Surety, described in the Issue Deed, some of which are summarized as follows:

–  pecuniary or non-pecuniary default;

–  application for judicial or out-of-court recovery;

–  application for bankruptcy;                                             cross-default;

–  cross-acceleration;                                                           protests;

–  filing of certain legal actions against the Issuer or the Surety;

–  change in the Company’s corporate objects;                 reduction of capital;

–  distribution of dividends;                                                loss of licenses;

–  merger, split or absorption;                                             change in stockholding control;

–  change in economic-financial situation;

–  non-compliance with the financial covenants;

–  false statements;                                                              termination of concession;

–  non-compliance with a court or administrative decision;

–  change of type of company, by Cemig D and/or by Cemig;

–  constitution by the Issuer of any real guarantees, pledge or charge in favor of a third party over any asset, under certain conditions;

–  non-obedience to the monthly minimum amount of receivables that is the subject of the guarantee;

–  non-realization of the ‘cash sweep’;                              any encumbrance on the real guarantee;

–  attachment, expropriation, confiscation, etc., of the totality or a substantial part of the Issuer’s assets, property or rights;

–  non-completion of capitalization of the Issuer;

–  additional indebtedness, with some exceptions;

–  proceedings involving the Issuer, or any of its controlling stockholders, employees, board members and/or chief officers related to the anti-corruption laws;

–  non-obedience to the social-environmental legislation.

2)	To ratify all acts by the Executive Board necessary to put the above decisions into effect.

V	Amendments and guarantee contracts: The Board decided:

1)	To authorize signature, as guarantor or Surety, of:

–	The Sixth Amendment to Bank Credit Notes (CCBs) Nºs 330.800.383, 330.800.384, 330.800.385, 330.800.386, and 330.800.392, issued by Cemig GT in favor of Banco do Brasil; and

–	the Second Amendment to Bank Credit Note No. 306.401.428, issued by Cemig GT in favor of Banco do Brasil (the instruments jointly being referred to as ‘the Agreements’),

in the total amount of approximately R$ 741 million, to make the following alterations to them:

Amortization of the principal:	Thirty six monthly installments of 2.78%, starting in January 2019.
Payment of interest:	Monthly, with no grace period, corresponding to 140% of the variation provided by the CDI.
Fee:	1.4%, of which 0.7% paid at the moment of re-profiling of the debt and calculated on the debt re-profiled, and 0.7% paid in January 2019, calculated on the debtor balance in December 2018 of the debt re-profiled, save that from the second payment of the fee there shall be deducted the amount of the fee paid at the time of the extension of period authorized by the Board of Directors on October 16, 2017, in the amount of two million, seven hundred forty five thousand Reais; and if the amount of the fee calculated in 2018 is less than this amount, then no amount shall be returned to Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees:

–  Receivables (fiduciary assignment) in the minimum amount of R$ 150 million/month; the receivables to continue to be the subject of fiduciary assignment until the end of the Agreements, and to be subject to foreclosure until the whole amount specified in those Agreements has been repaid.

–  Maintenance of a reserve account corresponding to three installments (interest and principal).

–  Preferred shares in Companhia de Gás de Minas Gerais (‘Gasmig’), with estimated value of R$ 300 million (up to 35% of the preferred (PN) shares);

–  Totality of the flow of dividends, Interest on Equity or any other share in the profits specified in the by-laws of Aliança Geração de Energia S.A. (‘Aliança Geração’) in the estimated amount of R$ 135 million;

–  Totality of the flow of dividends, Interest on Equity or any other share in the profits specified in the by-laws of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), in the estimated amount of R$ 145 million;

–  Totality of the flow of dividends, Interest on Equity or any other share in the profits specified in the by-laws of the following, corresponding to 51% of the shares in the 7 (seven) Special-Purpose Companies (SPCs) constituted for operation of the concessions acquired in Aneel Auction 12/2015, Lot D, not linked to the 7th Debenture Issue, in the estimated amount of R$ 200 million; and

–  guarantee or surety by Cemig.

‘Cash sweep’:	The Company will effect early settlement or early amortization of the transaction in the event of any sale of an asset of Cemig GT, in the minimum proportion of 35% to the net proceeds from such sale, with the exception of any sale of an interest owned by Cemig GT in the Santo Antônio Hydroelectric Plant Project, in which event the cash sweep shall apply to the whole of the ‘net value’ received by Cemig GT (where in this case ‘net value’ is defined as the amount of the sale, net of the amount to be paid to the Melbourne and Malbec FIP investment funds (FIPs), in the event of exercise of put options granted to those two funds, the value of which is up to R$ 350 million).
Additional early maturity provisions:	Restrictions on contracting of new debt, without the creditor’s express prior consent, except for the purpose of payment or pre-payment of existing debts and provided that the new debts are on market terms and not more favorable to the creditor than those of this re-profiling, or when the ratio Net Debt / Ebitda, after contracting of these debts, is less than or equal to the ratios in the financial covenants;
Restrictions on sale, transfer, assignment, or disposal of assets of Cemig GT or of Cemig, except those presented to the market as intended for disinvestment by Cemig or entities under its direct or indirect control.
Reduction of capital for any other purpose than absorption of losses;
Non-constitution of guarantees;
Default on any obligation specified in the guarantee agreements;
If the Guarantees Administration Contract is not signed and formalized within a specified period; - and
Non-renewal, cancellation repeal or suspension of the authorizations, concessions, grants or licenses, including environmental licenses, that are significant for Cemig GT or Cemig, unless there is a Court judgment within 30 days authorizing continuation of the activities.
Financial covenants:	The references to the 2017 business year are to be excluded from the financial covenants.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	To authorize fiduciary disposal of up to 53% of the PN shares in Gasmig held by the Company, in the terms of Article 40 of Law 6404/1976, on the following principal conditions:

a)	Cemig will place a fiduciary charge on up to 35% of the preferred shares of Gasmig, and also on any preferred shares arising from a capital increase, or stock splits or bonuses, and also securities and other rights referring to this type of share that are issued as from the date of signature of said mortgage.

b)	Cemig and Cemig GT will strengthen or replace this guarantee if it becomes the object of lien, sequester, arrest or any other judicial or arbitration measure or administrative measure with similar effect or is canceled, invalidated or contested, by granting a fiduciary charge on additional PN shares in Gasmig that it owns, subject to the limits of guarantee granted by Cemig to other creditors, in other debt instruments.

c)	Cemig will cause Gasmig make official filing of the fiduciary charge, constituted as per the terms of the Contract, in the Nominal Share Registry Book of Gasmig, in accordance with Article 40 of Law 6404/1976, as subsequently amended. The fiduciary charge will be made by signature of the

–	Contract for Chattel Mortgage on Shares in Companhia de Gás de Minas Gerais S.A.,

by	Cemig GT, Cemig and Banco do Brasil S.A.

3)	To authorize placing of a fiduciary charge on the totality of the flow of dividends, Interest on Equity or any other share in profits specified in the by-laws paid to Cemig by Taesa, by signature of the

–	Contract for Chattel Mortgage on Dividends of Transmissora Aliança de Energia Elétrica S.A.,

by Cemig, Cemig GT and Banco do Brasil.

The main conditions of the Contract referred to in Item 3 above are:

a)	Cemig and/or Cemig GT assume obligations for the purpose of ensuring payment of all the principal and accessory obligations assumed by the Assignor arising from the Agreements, including payment of the principal of the debt, interest, fees , contractual penalties, fines, taxes, expenses and other legal, court or contractual expenses, and reimbursement of all and any amounts that Banco do Brasil may disburse by reason of constitution, enhancement, exercise of rights, maintenance of and/or foreclosure on the fiduciary assignment now constituted, including court or other expenses incurred by Banco do Brasil in the execution of guarantees.

The guarantee shall also include, automatically and independently of any further formality, all dividends and payments of Interest on Equity that are attributed to any new shares issued by Taesa that Cemig may subscribe or acquire in the future, whether under Articles 167, 168, 169 or 170 of Law 6404/1976, or as a result of bonuses, splits or reverse splits of shares, and whether as a result of consolidation, merger, acquisition, exchange of shares, stockholding reorganization or by any other means, and whether or not they substitute the shares referred to.

b)	Cemig and Cemig GT undertake to receive the totality of all payments, amounts or any funds that are the subject of fiduciary assignment in guarantee, by means of deposit by electronic bank transfer into the attached current account held by Cemig or Cemig GT with Banco do Brasil, and that these funds shall be moved solely through this attached account.

c)	Cemig and Cemig GT undertake to prove to Banco do Brasil that the fiduciary assignment constituted through the said Agreements has been registered in the Nominal Share Registry Books of Aliança Geração, Taesa and the said SPCs.

4)	To ratify all acts by the Executive Board necessary to put the above decisions into effect.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VI	Advance Against Future Capital Increase: In relation to the Advance Against Future Capital Increase, the Board decided to authorize transfer to Cemig D of up to R$ 1,600,000,000.00 (one billion six hundred million Reais), in the form of an Advance against Future Capital Increase (AFAC), to be capitalized at an appropriate time upon a proposal for to that effect to be made at and Extraordinary General Meeting of Stockholders of that company.

VII	Approval / abstentions: The matters referred to in Items III, IV, V and VI above were approved, with the following Board Members abstaining:

Marcelo Gasparino da Silva,	Daniel Alves Ferreira
and	Patrícia Gracindo Marques de Assis Bentes.

VIII	Comment: The following spoke on subjects and business of interest to the Company.

The Chair;
Board members:	José Pais Rangel	Patricia Gracindo Marques de Assis Bentes
Chief Officers:	Adézio de Almeida Lima

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Marco Antônio de Rezende Teixeira,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Bernardo Afonso Salomão de Alvarenga,

Helvécio Miranda Magalhães Junior,

José Pais Rangel, Marcelo Gasparino da Silva,

Marco Antônio Soares da Cunha Castello Branco,

Patrícia Gracindo Marques de Assis Bentes,

Aloísio Macário Ferreira de Souza,

Nelson José Hubner Moreira,

Daniel Alves Ferreira,

Agostinho Faria Cardoso,

Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Audit Board members:	Manuel Jeremias Leite Caldas,	Rodrigo de Mesquita Pereira;
Chief Officers:	Adézio de Almeida Lima;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by:    Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

27. MARKET ANNOUNCEMENT DATED DECEMBER 26, 2017: AGC ENERGIA SELLS ITS 12.69% POSITION IN CEMIG VOTING STOCK

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

AGC Energia sells its 12.69% position in Cemig voting stock

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig has received correspondence from AGC Energia S.A. with the following content:

“ AGC ENERGIA S.A., constituted in Brazil and with head office at Av. do Contorno 8123, Cidade Jardim, Belo Horizonte, State of Minas Gerais, registered in the CNPJ/MF under No. 11.221.326/0001-65, herein represented in accordance with its by-laws, hereby, and in accordance with Article 12 of CVM Instruction 358 of January 3, 2002 as amended, reports that it has sold its entire equity interest in the voting stock of Companhia Energética de Minas Gerais – CEMIG (“Cemig”), a total of 53,403,756 common shares, equivalent to 12.69% of the voting stock of Cemig, by sale on a securities exchange.

Please do not hesitate to contact us if you need any further information. ”

Belo Horizonte, December 26, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

28. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED DECEMBER 18, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

DECEMBER 18, 2017

On the eighteenth day of December two thousand and seventeen, at 11 a.m. at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Ms. Ana Paula Muggler Rodarte, Procurator of the State of Minas Gerais, for the office of the Advocate-general of the State, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of Luciano de Araújo Ferraz, representative of the stockholder João Alan Haddad, to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously, that is to say by votes representing 367,836,373 shares.

After assuming as Chair of the meeting, Mr. Luciano de Araújo Ferraz then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on November 15, 17 and 18 of this year, in Minas Gerais, official publication of the Powers of the State, on pages 43, 32 and 33, respectively, and in the newspaper O Tempo, on November 15, 16 and 17, on pages 22, 14 and 21, respectively.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The content of the convocation notice is as follows:

“    COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 18, 2017 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

•	Change in the composition of the Board of Directors, due to resignation; and

•	Continuation, as the case may be, of appointment of the present members of the Board of Directors.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by December 14, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, November 10, 2017

José Afonso Bicalho Beltrão da Silva – Chair of the Board of Directors.                ”

In accordance with CVM Instruction 481/2009, the Chair then asked the Secretary to read the consolidated summary lists of the votes cast by Remote Voting Form, published to the market on December 15 of this year, which will be available to stockholders for examination.

The Chair then stated that, due to vacancies on the Board of Directors, arising from the resignations (as per letters in the Company’s possession) of the Board Members

Bruno Magalhães Menicucci,	Paulo Roberto Reckziegel Guedes,	Ricardo Coutinho de Sena,
Saulo Alves Pereira Junior,	Carolina Alvim Guedes Alcoforado,	Marina Rosenthal Rocha
and	Tarcísio Augusto Carneiro,

the stockholders present should appoint new members to the Board of Directors.

He said that, independently of the fact that the present period of office of the members of the Board of Directors was begun through adoption of multiple voting, the stockholder BNDES Participações S.A. – BNDESPar had requested, as per a letter in the Company’s possession, that this election process should be maintained.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then further explained that, in the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2016, in accordance with Clause 12 of the by-laws, sitting members and their respective substitute members nominated by representatives of the holders of preferred shares and by the minority stockholders with the right to vote were elected; and that after the election of these Board Members, the instrument of multiple vote was then applied to fill the remaining vacancies on the Board of Directors.

Asking for the floor, and drawing attention to the decision of the Council of the CVM (the Brazilian Securities Commission) on Regulations Consultation 3649/2002, the stockholder Alexandre de Queiroz Rodrigues stated that no statement had been put forward in favor of removal of the members of the Board of Directors elected by minority stockholders, at the said Annual and Extraordinary General Meetings of Stockholders of 2016.

Thus, the Chair ratified that the following should remain members of the Board of Directors:

– as sitting member,

Marcelo Gasparino da Silva

– Brazilian, married, lawyer, domiciled in Florianópolis, Santa Catarina State, at Rua Esteves Júnior 605/1411, Centro, CEP 88015-130, bearer of Identity Card 2302967, issued by the Santa Catarina State Public Safety Department, and CPF 807383469-34;

with, as substitute member,

Aloísio Macário Ferreira de Souza

– Brazilian, married, accountant, domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Homem de Melo 315/101, Tijuca, CEP 20510-180, bearer of Identity Card 04565759-0, issued by the Rio de Janeiro State Traffic Department, and CPF 540678557-53;

and as sitting member,

José Pais Rangel

– Brazilian, married, lawyer, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13th Floor, Centro, CEP 20071-003, bearer of Identity Card No. 22191 issued by the Brazilian Bar Association, Rio de Janeiro Chapter, and CPF 239775667-68;

with, as substitute member,

José João Abdalla Filho

– Brazilian, single, banker, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13th Floor, Centro, CEP 20071-003, bearer of Identity Card Nº 1439471, issued by the São Paulo State Public Safety Department, and CPF 245730788-00.

– all the above to serve the remainder of the present term of office of two years, that is to say until the Annual General Meeting to be held in 2018.

The Chair the stated that this Meeting should at this opportunity elect the other sitting and substitute members of the Board of Directors, to serve the same term of office of two years as from April 29, 2016, that is to say until the Annual General Meeting to be held in 2018; and that 26,274,027 shares were necessary for the election of each member of the Board of Directors.

The Chair then further explained that, to complete the Board of Directors, the following stockholders should now nominate candidates:

FIA Dinâmica Energia      – to nominate a sitting member and a related substitute member;

AGC Energia S.A.      – to nominate two sitting members and the related substitute members;

BNDES Participações S.A. (BNDESPar)     – to nominate two sitting and the related substitute members;

and The State of Minas Gerais      – to nominate eight sitting members and the related substitute members.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representatives of the stockholder (BNDESPar) requested that it be recorded in the minutes that they considered it essential to warn the other stockholders present at this meeting, and the Chair of the meeting, that Cemig is subject to the provisions of Law 13303, in force since July 1, 2016; and that as a result it was their opinion that for this election the requirements and prohibitions imposed by Article 17 of that Law should be obeyed in relation to the parties nominated for seats on the Board of Directors.

The representatives of the stockholder BNDESPar then registered, with the status of a protest, for the information of the other stockholders and in the best interests of the Company:

–	the existence of an irregularity in the separate voting procedure at the General Meeting of Stockholders held on April 29, 2016, which elected one sitting member and one substitute member of the Board of Directors without complying with the quorum for minority stockholders specified in Article 141, of §4 of Sub-item I of Law 6404/1976

–	and that the CVM (Brazilian Securities Commission) was made aware of this occurrence in Case Nº 19957.002996/2017-73, which culminated in ex-oficio opening of administrative proceedings.

–	After the statement by the CVM, the stockholder BNDESPar asked, in various communications to the Company, for a general meeting of stockholders to be called to decide on the subject.

–	In its replies, the management of Cemig stated that it would include the matter on the agenda of a future general meeting of stockholders for the purpose of electing members to the Board of Directors, and their understanding is that this has not been complied with in this present meeting.

Mr. Luciano de Araújo Ferraz then said that, in relation to the first statement by the representatives of the stockholder BNDESPar, the State of Minas Gerais has its own enabling regulations governing Article 91 of Law 13303/2016, which enact a period of twenty four months for adaptation to the requirements of that Law.

He said that Article 27 of Minas Gerais State Decree 47154/2017 orders that the new rules governing state-controlled companies in relation to managers come into force at the earlier of two events: when the by-laws are changed, or after twenty-four months; and thus there was no disobedience to the law in this Meeting.

In relation to the second statement by the representatives of the stockholder BNDESPar, Mr. Luciano de Araújo Ferraz argued that the debate on the membership of the Board of Directors will not be affected if thirteen or fourteen sitting memberships of the Board and their related substitute Memberships are processed, so that the stockholder BNDESPar, with its stockholding position, will elect to the Board of Directors two sitting members and their related substitute members.

The representative of the stockholder FIA Dinâmica Energia, Daniel Alves Ferreira, then took the floor and said that the case before the CVM is in progress, and that the CVM had not yet made any decision; and that this Meeting will consider the request of the stockholder BNDESPar, so that nothing has been lost.

Continuing with the meeting, the representatives of the stockholder BNDESPar, in accordance with the schedule of votes cast, then attributed their total of 54,342,992 for membership of the Board of Directors, electing the following sitting members:

Patricia Gracindo Marques de Assis Bentes

– Brazilian, divorced, company manager, domiciled in São Paulo, SP, at Rua Funchal 411/5º, Vila Olímpia, CEP 04551-060, bearer of Identity Card 59879098-6, issued by the Public Safety Department of São Paulo State, and CPF 810318827-15;

and

Carlos Eduardo Lessa Brandão

– Brazilian, divorced, engineer, domiciled in São Paulo, SP, at Av. José Galante 290/181, Vila Suzana, CEP 05642-000, bearer of Identity Card 3951096 issued by the Felix Pacheco Institute of Rio de Janeiro and CPF 797788527-15;

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– and said their substitute members would be elected later.

The stockholders present then requested that Article 147, Paragraph 3, Sub-Item I of Law 6404/1976 be applied to the election of Patrícia Gracindo Marques de Assis Bentes as a Member of the Board of Directors of Renova Energia S.A., and this was approved unanimously, i.e. by votes representing 367,836,373 shares.

The representative of the stockholder FIA Dinâmica Energia, in accordance with the schedule of votes cast, then attributed their total of 41,635,754 for membership of the Board of Directors, electing,

– as sitting member:

Daniel Alves Ferreira

– Brazilian, married, lawyer, domiciled in São Paulo, São Paulo State at Rua Marquês de Paranaguá 348/10th floor, Consolação, CEP 01303-905, bearer of Identity Card 10933833 issued by the São Paulo State Public Safety Department, and CPF 205862458-04.

- and as his substitute member:

Manoel Eduardo Lima Lopes

– Brazilian, married, lawyer and accountant, domiciled in Rio de Janeiro, RJ, at Av. Oswaldo Cruz 81/201, Flamengo, CEP 22250-060, bearer of Identity Card 113537, issued by the Brazilian Bar Association, Rio de Janeiro Chapter, and CPF 046227237-00.

The representative of the stockholder FIA Dinâmica Energia, in accordance with the schedule of voting, then attributed its total of votes representing 53,403,756 shares for the Board of Directors, electing,

– as sitting members:

Hermes Jorge Chipp	– Brazilian, married, engineer, domiciled in Rio de Janeiro, RJ, at Rua Souza Lima 158/1001, Copacabana, CEP 22081-010, bearer of Identity Card 2187859-0, issued by Detran/RJ, and CPF 233128907-72;

and

Arlindo Magno de Oliveira

– Brazilian, married, economist, domiciled in Rio de Janeiro, RJ, at Av. Afrânio de Melo Franco 54/302, Leblon, CEP 22430-060, bearer of Identity Card 813379666, issued by the Felix Pacheco Institute of Rio de Janeiro, and CPF 281761977-34;

– and as their respective substitute members:

Alexandre Silva Macedo

– Brazilian, married, economist, domiciled in Rio de Janeiro, RJ, at Rua Jacarandás da Península 1000/101, Bloco 01, Barra da Tijuca, CEP 22776-050, bearer of Identity Card 10209317-6, issued by the Felix Pacheco Institute of Rio de Janeiro, and CPF 037426597-66;

and

Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Piauí 1848/503, Savassi, CEP 30150-325, bearer of Identity Card M-1071533, issued by the Minas Gerais State Public Safety Department, and CPF 428576006-15.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the stockholder The State of Minas Gerais and other stockholders that used remote voting, as per the schedule of votes, attributed their votes, representing 214,414,739 and 3,054,066 shares respectively, to complement the Board of Directors, electing,

– as sitting members:

José Afonso Bicalho Beltrão da Silva

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG at Rua Curitiba 2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870, issued by the Minas Gerais State Public Safety Department, and CPF nº 098044046-72;

Bernardo Afonso Salomão de Alvarenga

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Av. Barbacena 1200, 18th floor, A1 Wing, Santo Agostinho, CEP 30190-131, bearer of Identity Card M-899851, issued by the Public Safety Department of Minas Gerais State, and CPF 154691316-53;

Antônio Dirceu Araújo Xavier

– Brazilian, married, lawyer, resident and domiciled in Nova Lima, Minas Gerais, at Alameda Monte Cristallo 16, Condomínio Villa Alpina, CEP 34000-000, bearer of Identity Card 14351, issued by the Brazilian Bar Association, Minas Gerais Chapter (OAB/MG), and CPF 068412446-72;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, domiciled in Belo Horizonte, Minas Gerais, at Rua Carmo do Paranaíba 292/202, Itapuã, CEP 31710-140, bearer of Identity Card MG3632038, issued by the Civil Police of the State of Minas Gerais, and CPF 539109746-00;

Helvécio Miranda Magalhães Junior

– Brazilian, single, doctor, resident and domiciled in Belo Horizonte, MG, at Rua Cláudio Manoel 735/1104, Funcionários, CEP 30140-100, bearer of Identity Card 161715-0, issued by the Minas Gerais State Public Safety Department, and CPF 561966446-53;

Marco Antônio de Rezende Teixeira

– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Senhora das Graças 64/801, Cruzeiro, CEP 30310-130, bearer of Identity Card M611582, issued by the Public Safety Department of Minas Gerais State, and CPF 371515926-04;

Marco Antonio Soares da Cunha Castello Branco

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Minas Gerais State Public Safety Department, and CPF 371150576-72; and

Nelson José Hubner Moreira

– Brazilian, married, engineer, domiciled in Brasília, Federal District, at AOS 2, Bloco G, Ap. 203, CEP 70660-027, bearer of Identity Card 1413159, issued by the Félix Pacheco Institute of the State of Rio de Janeiro, and CPF nº 443875207-87;

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– and as their respective substitute members:

Geber Soares de Oliveira

– Brazilian, legally separated, accountant, domiciled in Belo Horizonte, MG, at R. Carlos Turner, 275/202, Silveira, CEP 31140-520, bearer of Identity Card MG1673562, issued by the Public Safety Department of the State of Minas Gerais, and CPF 373022806-49;

Agostinho Faria Cardoso

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua João Antônio Azeredo 165, Belvedere, CEP 30320-610, bearer of Identity Card M1073217, issued by the Minas Gerais State Public Safety Department, and CPF 355759566-87;

Luiz Guilherme Piva

– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Rua Professor Estevão Pinto 555/404, Serra, CEP 30220-060, bearer of Identity Card MG2084020, issued by the Public Safety Department of Minas Gerais State, and CPF 454442936-68;

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 18th floor, B2 Wing, CEP 30190-131, bearer of Identity Card MG5540831, issued by the Minas Gerais State Civil Police, and CPF 754988556-72;

Wieland Silberschneider

– Brazilian, divorced, economist, domiciled in Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas 1210/301, Gutierrez, CEP 30441-023, bearer of Identity Card 4040 issued by the Minas Gerais State Regional Council of Economists (Corecon-MG), and CPF 451960796-53;

Antônio Carlos de Andrada Tovar

– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 17th floor, Santo Agostinho, CEP 30190-131, bearer of Identity Card 09505528-1, issued by the Felix Pacheco Institute, and CPF 074171737-99;

Ricardo Wagner Righi de Toledo

– Brazilian, widower, manager, domiciled in Belo Horizonte, Minas Gerais, at Rua Arquiteto Rafaello Berti 690, Mangabeiras, CEP 30210-120, bearer of Identity Card MG4172543, issued by the Minas Gerais State Public Safety Department, and CPF 299492466-87; and

Otávio Silva Camargo

– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Rua Camapuan 730/704, Grajaú, CEP 30431-236, bearer of Identity Card MG19481185, issued by the Minas Gerais State Civil Police, and CPF 344141506-04.

The Chair then said that in the votes for election to the Board of Directors, votes representing a total of 985,126 shares had not been taken into account, since they represented abstentions.

The Board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

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The Chair then stated that as a result of the new composition of the Board of Directors of this company and in accordance with the provision in Clause 11, §1, and the head paragraph of Clause 12 of the by-laws of Cemig, and Clause 8, §8, of the by-laws of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., there is a need to alter the composition of the boards of directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since the structure and composition of the Boards of Directors of those Companies are required to be identical to those of Cemig.

The meeting being opened to the floor, since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of these minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote, and verifying that they had been approved unanimously (that is to say by votes representing 367,836,373 shares), and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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29. SUMMARY OF MINUTES OF THE 718TH MEETING OF THE BOARD OF DIRECTORS DATED DECEMBER 21, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

1st Meeting of December 21, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 718th meeting, held on December 21, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Provision of a surety guarantee in amendments to:

•	the Bank Credit Note signed between Cemig D and Banco do Brasil; and

•	the Bank Credit Note signed between Cemig D and Caixa Econômica Federal.

2.	Fifth issue of debentures by Cemig D, with Cemig as guarantor; re-ratification of decision.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

30. SUMMARY OF MINUTES OF THE 719TH MEETING OF THE BOARD OF DIRECTORS DATED DECEMBER 21, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

2nd Meeting of December 21, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 719th meeting, held on December 21, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Resolution of cross-holdings of assets between Cemig GT and Energimp.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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31. EXTRAORDINARY GENERAL MEETING TO BE HELD ON 01/24/2018: CONVOCATION AND PROPOSAL

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

JANUARY 24, 2018

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 24, 2018 at 3 p.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1.	Extension of the present period of office of the members of the Board of Directors of Cemig until the Annual General Meeting to be held in 2019, so that the terminations of the periods of office of the members of the Boards of Directors of Cemig, Cemig D and Cemig GT will coincide.

2.	Authorization for certain limits in the by-laws to be exceeded in 2018, as follows:

•	the limit set by Subclause ‘a’ of §7 of Clause 11 of the by-laws, for the ratio (Consolidated debt / Ebitda) to be exceeded but subject to an upper limit of 3.0 (Ebitda being defined as Profit before interest, taxes, depreciation and amortization);

•	the limit set by Subclause ‘b’ of §7 of Clause 11 of the by-laws for {Consolidated (Net debt) / (Net debt + Stockholders’ equity)} to be exceeded subject to an upper limit of 45%; and

•	the limit set by Subclause ‘d’ of §7 of Clause 11 of the by-laws for the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to be exceeded subject to an upper limit of 43% of Ebitda (defined as Profit before interest, taxes, depreciation and amortization).

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of §1 of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by January 22, 2018, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, December 15, 2017

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

JANUARY 24, 2018

Dear Stockholders:

– Whereas:

a)	it is the function of the stockholders to elect the members of the Board of Directors, and the period of office of those Managers is stated in the by-laws;

b)	changes to the by-laws are a matter that requires the decision of an Extraordinary General Meeting of Stockholders;

c)	the present period of office of the members of the Board of Directors of Cemig, as decided by the Ordinary (Annual) and Extraordinary General Meetings of Stockholders of 2016, terminates with the Annual General Meeting of 2018;

and

the present period of office of the members of the Boards of Directors of Cemig Distribuição S.A. (‘Cemig D’) and Cemig Geração e Transmissão S.A. (‘Cemig GT’), as per the Annual General Meeting of 2016, will terminate with the Annual General Meeting of 2019;

d)	Clause 12, §4 of the by-laws of Cemig provides as follows:

“	The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be made up of the members and substitute members elected to the Board of Directors of the Company.”;

e)	Paragraph §1 of Clause 8 of the by-laws of Cemig D and Cemig GT states:

“	The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

f)	it is opportune at this moment to extend the period of office of the members of the Board of Directors of Cemig until the Annual General Meeting to be held in 2019, so that the terminations of the periods of office of the members of the Boards of Directors of Cemig, Cemig D and Cemig GT coincide;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

g)	in its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets, as stated in Clause 11, § 7, of the Company’s by-laws:

–	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

–	to keep the consolidated ratio of {(Net debt) / (Net debt + Stockholders’ equity)} to a maximum of 40% (forty per cent); and

–	to limit the consolidated amount of funds spent on capital investment and/or the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

h)	under Clause 11, Paragraph 9, of the by-laws the said targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated {(Net debt) / (Net debt + Stockholders’ equity)}: maximum of 50%;

i)	above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

j)	the proposal for the budget for 2018 will propose the indicators set out below, which are above the levels that can be approved by the Board of Directors:

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–	The Board of Directors, by a majority of its members, hereby now proposes to you, the stockholders, as follows:

1.	Extension of the present period of office of the members of the Board of Directors of Cemig until the Annual General Meeting to be held in 2019, so that the terminations of the periods of office of the members of the Boards of Directors of Cemig, Cemig D and Cemig GT will coincide.

2.	Authorization for certain limits in the by-laws to be exceeded in 2018, as follows:

–	the limit for the Company’s consolidated indebtedness specified in Subclause ‘a’ of §7 of Clause 11 of the Company’s by-laws to be exceeded subject to an upper limit of 3.0 times Ebitda (profit before interest, taxes, depreciation and amortization);

–	the limit established in Subclause ‘b’ of §7 of Clause 11 of the by-laws for the consolidated ratio of {(Net debt) / (Net debt + Stockholders’ equity)} to be exceeded subject to an upper limit of 45%; and

–	the limit in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, for the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, to be exceeded with an upper limit of 43% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, December 15, 2017.

José Afonso Bicalho Beltrão da Silva	Helvécio Miranda Magalhães Junior
Marco Antônio de Rezende Teixeira	José Pais Rangel
Bernardo Afonso Salomão de Alvarenga	Marcelo Gasparino da Silva
Antônio Dirceu Araújo Xavier	Marco Antônio Soares da Cunha Castello Branco
Arcângelo Eustáquio Torres Queiroz	Nelson José Hubner Moreira
Daniel Alves Ferreira	Patrícia Gracindo Marques de Assis Bentes

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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32. EXTRACT FROM THE MINUTES OF THE 718TH MEETING OF THE BOARD OF DIRECTORS DATED DECEMBER 21, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

718TH MEETING

Date, time and place:	December 21, 2017 at 11 a.m. at the Company’s head office,
with attendance also by telephone conference call.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	Guarantee for amendment to Bank Credit Notes of Cemig D:

The Board decided:

1)	To authorize provision of a surety guarantee, and signature as consenting party, by Cemig Distribuição S.A. (‘Cemig D’ or ‘the Issuer’), of

–	the First Amendment to Bank Credit Note (‘CCB’) Nº 306.401.338, with Banco do Brasil, for R$ 500 million, and

–	the Third Amendment to CCB nº 11.0935.763.0000002-60, with Caixa Econômica Federal (‘CEF’), in the amount of R$ 627 million,

–	the issue to have the following characteristics:

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Guarantee    a)     to Banco do Brasil:

–	to maintain the existing guarantees (assignment of invoices) in the CCB, for 100% of the debtor balance of the Banco do Brasil CCB, without any part being compartmentalized; and

–	to enhance those guarantees through fiduciary assignment of all receivables under customer payment/revenue slips, invoices, automatic bank debit arrangements or any other means of payment arising from certain contracts to collect receipts jointly with certain collecting banks in the terms of the amendment to the Banco do Brasil CCB, limited to 100% of the debtor balance of the Banco do Brasil CCB; and

                    b)     to CEF:

–	to maintain the existing guarantee in the CEF CCB, for 40% of its debtor balance, without any part being compartmentalized, and

–	to establish fiduciary assignment of the receivables relating to supply and distribution of electricity to the Issuer’s clients under the Concession Contracts, and received by CEF under the:

–	Receipts Collection Agreement No. 300138, or any other that may come to be signed during the period of validity of the CEF CCB,

and the:

–	Receipts Collection Services Contract signed on September 1, 2016, as amended,

up to the amount necessary to satisfy the guarantee, representing 60% of the debtor balance on the CEF CCB, in addition to the existing guarantee, subject to the amount of monthly execution of the guarantees to be established in the

–	Third Amendment to CEF CCB Nº 11.0935.763.0000002-60,

limited to R$ 80 million/month, and subject at all times to Aneel Normative Resolution 766/2017, such that 100% of the obligations under the CCB are guaranteed.

Other terms and conditions of the guarantees of receivables are described in the Banco do Brasil CCB and the CEF CCB, respectively;

Companhia Energética de Minas Gerais – Cemig (‘Cemig’ or ‘the Surety’) to be the surety guarantor of the transactions.

Tenor and maturity date:	54 (fifty four) months from the signature of the amendments, with grace period of eighteen months on the principal, thus becoming due in June 2022, except in the event of early settlement of the totality of the CCBs as a result of early maturity due to a default event (as defined below).

Remuneration:	Remuneratory interest corresponding to 146.5% of the accumulated effect of application of the average daily DI (Interbank Deposit) Rate.

Amortization:	In: six monthly installments of 1.125%, resulting in an aggregate 6.75%, from July 2019,

twelve monthly installments of 1.125%, resulting in an aggregate 13.50%, in 2020,

twelve monthly installments of 2.25%, resulting in an aggregate 27%, in 2021,

five monthly installments of 2.25%,resulting in aggregate 11.25% (to May 2022);

and a final payment ‘bullet’, of 41.50% in June 2022.

Payment of the Remuneration:	Monthly, from January 2018, always on the 10th day of the month for the Banco do Brasil CCB, and on the 22nd of each month for the CEF CCB, or on the date of any early settlement arising from early maturity of the CCBs due to one of the default events; or on the date of obligatory early settlement; or on the date of early amortization / settlement.

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Obligatory early settlement:	In the event of obligatory early payment of the CCBs the Issuer will use 35% of the net proceeds from sale of assets by the Surety, less such amounts as are allocated to payment of the amount of exercise (as defined in the First Amendment to the Stockholders’ Agreement signed between the Surety, Banco Santander (Brasil) S.A. (‘Santander’), BV Financeira S.A. – Crédito, Financiamento e Investimento (‘Votorantim’) and BB Banco de Investimento S.A. (‘BB-BI’)(jointly with Santander and Votorantim, ‘the Vendor Parties’) and also as consenting parties RME – Rio Minas Energia Participações S.A. e a LEPSA – Luce Empreendimentos e Participações S.A.), on November 22, 2017 (‘the Amendment to the Stockholders’ Agreement’), even if such sales takes place before the date of exercise of the option (as specified in the Amendment to the Stockholders’ Agreement), as a result of the exercise by the Vendor Parties against the Issuer of the option to sell the common or preferred shares owned by the banks in RME, under the terms and conditions specified in the Amendment to the Stockholders’ Agreement, as applicable, sharing with the payment of the other debts that are the subject of the re-profiling of the debts of the Issuer.

Early maturity:	The events specified in the CCBs, some of which are summarized below, applying either to the Issuer or the Surety, shall be considered default events, resulting in early maturity of the CCBs and their becoming immediately demandable for payment, by Cemig D, together with the other charges payable on the terms to be specified in amendments to the CCBs, independently of notice, or court or out-of-court notification or interpellation.

This is a partial summary list of these early maturity events:

– pecuniary or non-pecuniary default;	– application for judicial or out-of-court recovery;
– application for bankruptcy;	– cross-default;
– cross-acceleration;	– protests;

–  filing of certain legal actions against the Issuer or the Surety;

–  change in the Company’s corporate Objects;

– reduction of capital;	– distribution of dividends;
– loss of licenses;	– merger, split or absorption;
– change in stockholding control;	– change in economic-financial situation;

–  non-compliance with the financial covenants;

– false statements;	– termination of concession;

–  noncompliance with a court or administrative decision;

–  change of type of company, by Cemig D and/or by Cemig;

–  constitution by the Issuer of any asset guarantee, pledge or charge in favor of a third party over any asset, under certain conditions;

– non-realization of the cash sweep;	– suspension of the asset guarantee;
– attachment, expropriation, confiscation, etc., of the totality or a substantial part of the Issuer’s assets, property or rights;	– non-completion of capitalization of the Issuer;
– non-supply of information;	– additional indebtedness, with some exceptions;

–  non-obedience to the social-environmental legislation;

–  misappropriation or deviation of the duplicate invoices given in guarantee;

–  legal action or tax proceeding that puts at risk either the guarantees constituted or compliance with the obligations;

–  existence of tax debits, employment-law debits or social security debits that are past due and unpaid and have a material adverse impact, except any such debits that are being challenged in the courts or in the administrative sphere;

–  any court conviction, against which there is no further appeal, for environmental damage grounded on non-compliance with the environmental legislation;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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2)	To authorize signature of the documents necessary to implement the amendments to the CCBs of Banco do Brasil and of CEF, and the guarantees, including notices and powers of attorney in the context of such documents.

3)	To ratify all such acts by its Chief Officers and/or representatives as are necessary to put the above decisions into effect.

4)	To cancel PD 174/2017.

IV	Grant of a guarantee for the debenture issue by Cemig D:

The Board decided:

1)	To re-ratify PD-173/2017, on provision of a guarantee in the form of surety, with waiver of all benefits of order, and rights and options for exoneration, specified in Articles: 333, §1; 366; 821; 824; 827; 830; 834; 835; 837; 838 and 839, of Law 10406/2002, as amended, and Articles 130 and 794 of Law 13105/2015, as amended, for Cemig D’s Fifth Issue, of non-convertible debentures , unsecured, with asset guarantee and additional surety guarantee, in a single series (‘the Debentures’), to be the object of a public offering, with restricted placement efforts as per Instruction 476/2009 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), as amended, to make the following alterations:

a)	Change the description of the item ‘Guarantee’ – to read as follows:

The debentures and all obligations arising therefrom, principal and/or accessory, present and/or future, shall have the surety guarantee of Companhia Energética de Minas Gerais – Cemig (‘Cemig’ or ‘the Surety’) as principal payer jointly responsible with the Issuer for all obligations arising from the Issue, principal and/or accessory, present and/or future, irrevocably, comprising the principal debt and all accessory obligations under the Debentures, including but not limited to arrears interest, contractual penalty payments and any other additions.

The issue shall also have an asset guarantee, in the form of fiduciary assignment to certain receiving banks of receivables rights for electricity supply and distribution services to clients of the Issuer arising from the Issuer’s concession contracts and receivables (‘the power supply receivables’), and also the receivables rights arising from certain contracts to raise certain revenues relating to the power supply receivables (‘the Revenue Receivables’) (–  jointly, ‘the Receivables’), and receivables rights related to the tied current account of the Issuer, subject to a monthly minimum of amount of R$ 400 million/month, subject to Aneel Normative Resolution 766/2017.

b)	To alter the description of the item “Obligatory extraordinary amortization and obligatory early redemption”, to have the following drafting:

In the event of obligatory extraordinary amortization or obligatory early redemption of the debentures, Issuer must execute such amortization or redemption within 30 days from conclusion of the related sale or disposal, using 58.29% of 35% of the net proceeds obtained by the Surety from sale or disposal of any asset by the Surety (including equity interests), less only such amounts as are allocated to payment of the exercise amount (as defined in the First Amendment to the Stockholders’ Agreement signed on November 22, 2017 between the Surety and Banco Santander (Brasil) S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento and BB Banco de Investimento S.A., with RME – Rio Minas Energia Participações S.A. and LEPSA as consenting parties (‘the Amendment to the Stockholders’ Agreement’), even if such sale takes place before the exercise of the option (as specified in the Amendment to the Stockholders’ Agreement), as a result of the exercise, by the said banks against the Surety, of the option to sell the common or preferred shares owned by the banks in RME, under the terms and conditions specified in the Amendment to the Stockholders’ Agreement, as applicable;

– the other terms of the said PD being unchanged.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	To validate all acts by management arising from PD-173/2017.

V	Abstention, vote against: The matters referred to in Items III and IV above were approved,

–	with abstention by the board member

Patricia Gracindo Marques de Assis Bentes,

–	and with vote against by the board member

Aloísio Macário Ferreira de Souza.

VI	Comment: The following spoke on subjects and business of interest to the Company:

Board members:	Aloisio Macário Ferreira de Souza, Alexandre Silva Macedo;	Arlindo Magno de Oliveira
Chief Officers:	José Maria Rabelo.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Marco Antônio de Rezende Teixeira,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Arlindo Magno de Oliveira,

Helvécio Miranda Magalhães Junior,

Hermes Jorge Chipp,

José Pais Rangel,

Nelson José Hubner Moreira,

Patrícia Gracindo Marques de Assis Bentes,

Aloísio Macário Ferreira de Souza,

Manoel Eduardo Lima Lopes,

Ricardo Wagner Righi de Toledo,

Agostinho Faria Cardoso,

Alexandre Silva Macedo,

Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Paulo Sérgio Machado Ribeiro,

Wieland Silberschneider;

Chief Officer:	José Maria Rabelo;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by:    Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

33. MARKET ANNOUNCEMENT DATED SEPTEMBER 21, 2017: SUPREME COURT SUSPENDS RULING THAT HAD PREVENTED RECONCILIATION ON MAJOR POWER PLANT CONCESSION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Supreme Court suspends ruling that had prevented

reconciliation on major power plant concesssions

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

Justice Dias Toffoli of the Federal Supreme Court (Supremo Tribunal Federal – STF) has granted an interim order suspending the effects of the appeal judgment given by the Federal Audit Board (Tribunal de Contas da União – TCU) in which the TCU had ruled against continuation of the reconciliation proceedings in progress between the federal government and Cemig on the question of extension of the concessions of the Jaguara, São Simão and Miranda Hydroelectric Plants.

The STF gave this decision in the proceedings on Application for order of mandamus (mandado de segurança) No. 35192, brought by Cemig against the judgment of the TCU.

The TCU had based its decision on argument that the negotiations in progress between the federal government and Cemig would put at risk the proceedings for holding of tenders for those same concessions, organized by the National Electricity Agency (Aneel) – which had been scheduled for September 27. The TCU had further alleged it was not aware of the terms of the reconciliation process in progress.

The reconciliation talks are being held in the Federal Administration Reconciliation and Arbitration Chamber (CCAF) of the Federal Attorney General’s Office – aiming to bring to a conclusion legal actions currently before the judiciary, including the STF itself: the Ordinary Appeal in Application for Mandamus No. 34203, and Action for Provisional Remedy No. 3980, in which Justice Dias Toffoli himself is also the reporting Justice.

Cemig reports that these meetings began this month, and further meetings are scheduled. In Cemig’s view, this STF’s decision reopens the possibility of negotiation with the federal government on the subject of these concessions.

Belo Horizonte, September 21, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

34. NOTICE TO STOCKHOLDERS DATED OCTOBER 26, 2017: EGM APPROVES R$ 1BN CAPITAL INCREASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001

NOTICE TO STOCKHOLDERS

EGM approves R$ 1bn capital increase

Cemig (Companhia Energética De Minas Gerais) (‘Cemig’) hereby informs its stockholders and the market as follows:

The Extraordinary General Meeting of Stockholders of Cemig held today, October 26, 2017, authorized an increase in the Company’s share capital by private subscription, with the following conditions and characteristics:

1.	INCREASE IN THE COMPANY’S SHARE CAPITAL:

Increase of up to	R$ 1,000,000,000.00	(one billion Reais) in the share capital
through issuance of up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand
nine hundred forty seven) new shares
each with nominal value of	R$ 5.00	(five Reais),
for issue price of	R$ 6.57	(six Reais and fifty seven centavos),
for both common and preferred shares.

The difference between the issue price (R$ 6.57) and the nominal price (R$ 5.00) will be allocated to the Capital Reserve.

2.	QUANTITIES, TYPES AND CHARACTERISTICS OF THE SHARES ISSUED:

The issue will be of up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new nominal shares,
of which:	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be nominal common shares
and up to	133,061,422	(one hundred thirty three million sixty one thousand four hundred forty two) will be nominal preferred shares.

All the shares resulting from the said subscription will have the same rights enjoyed by the present shares in the Company of the same class, including such dividends and/or Interest on Equity as the Company may declare.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	ISSUE PRICE PER SHARE:

The issue price (R$ 6.57 per share) was set in accordance with the criteria established in Sub-item III of §1 of Article 170 of Law 6404/76, as amended by Law 9457/97, using as parameter the weighted average market price of the preferred shares in Brazil, on the São Paulo securities exchange (‘B3’) over the period May 4, 2017 to August 31, 2017 (120 days).

As to the establishment of a single issue price for the common and preferred shares, the Company reports that it complied with the recommendations of CVM Orientation Opinion 05/79, which considers the question at length and concludes that a difference is only admissible when the following two conditions are both present: difference in market prices, and “significant” difference in liquidity.

4.	REASONS FOR THE CAPITAL INCREASE:

Management believes that the Capital Increase will provide the Company with an increasingly robust capital structure and cash position, helping to reduce its financial leverage.

5.	RIGHT OF FIRST REFUSAL:

The Capital Increase will take place through private subscription, with present shareholders having preference to participate in proportion to their current equity holdings, in the proportion of 15.887624200% of the number of shares of each type that they hold at the close of market on the day of the EGM (i.e. on October 26, 2017).

6.	TRADING EX-THE RIGHT OF SUBSCRIPTION:

Shares in the Company acquired as from October 27, 2017, inclusive, will not have the right of preference in subscription to the Capital Increase, and as from that date shares in Company will be traded ‘ex-’ this right.

7.	PAYMENT FOR SUBSCRIPTION OF SHARES:

Payment for subscription of the Shares subscribed in the Capital Increase will obey the rules and procedures of the bookkeeping bank, Itaú Unibanco S.A. (‘Itaú’), and of the Assets Deposit Center of the São Paulo securities exchange (Brasil, Bolsa, Balcão – ‘B3’).

8.	THE SUBSCRIPTION PREFERENCE PERIOD:

The proposed right of preference and subscription is to be exercised over the period October 30, 2017 through November 29, 2017 (‘the Subscription Preference Period’), in the proportion of 15.887624200% of the number of shares, of each type, held by the subscribing stockholder at the close of market on the day of the EGM, that is to say October 26, 2017. The shares subscribed must be paid up at sight, in cash.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.	PROCEDURE FOR SUBSCRIPTION OF SHARES:

Holders of common or preferred shares registered with Itaú, whose registration details with the bank are up to date, will receive pre-printed forms using which they may subscribe the issue, and also opt to subscribe leftover shares. They may sign and present these forms at any branch of Itaú, with corresponding payment or authorization for debit in current account. Stockholders who do not receive the printed material from Itaú and wish to exercise their right to subscribe the issue should visit any branch of Itaú.

Holders of shares deposited with the B3 exchange should exercise their rights through their custody agents (brokers), in accordance with the rules and deadlines specified by B3.

Within up to five business days after the date of the Extraordinary General Meeting of Stockholders that confirms and approves the said capital increase, the Company will announce the date for credit of the shares subscribed.

For further explanations in relation to subscription of the shares through Itaú, stockholders may contact the INVESTFONE investment center by phone, between 9 a.m. and 6 p.m. on business days:

From State Capital cities: 3003-9285;                     from other regions: 0800-720-9285.

Holders of shares deposited in the Assets Deposit Center of B3 must exercise their rights through their custody agents (brokers), and in accordance with the rules specified by the Assets Deposit Center, complying with the periods and conditions stated in this Notice to Stockholders.

10.	ASSIGNMENT OF THE FIRST REFUSAL RIGHT:

Holders of shares in the company who wish to trade their rights of preference for the subscription may do so, within the Subscription Preference Period, subject to the rules, deadlines and practices of B3, and are reminded to act with the necessary prior timing for the subscription rights to be exercised within the said period.

Holders of shares issued by the Company and deposited at Itaú who wish to trade their first refusal rights may do so at one of the specialized branches of Itaú.

Holders whose shares are in custody at the Assets Deposit Center should contact their custody agents (brokers).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.	PROCEDURE FOR SUBSCRIPTION OF LEFTOVER SHARES:

Any stockholders who opt to subscribe leftover shares may do so, at the same price and on the same conditions, exclusively on the following dates:

1st apportionment:    December 1-4, 2017, in proportion to the shares subscribed during the preference period;

2nd apportionment:     December 6-7, 2017, in proportion to the shares subscribed in the preference period plus those subscribed in the first apportionment period.

Stockholders whose shares are registered with Itaú may use any branch of Itaú, and Stockholders whose shares are registered at the Assets Deposit Center of B3 should subscribe them through their custody agents (brokers).

If there are any shares not subscribed after these two rounds of allocation, the Company will sell the entire remaining balance of unsubscribed shares on a securities exchange, as optionally permitted by §7º of Article 171 of Law 6404/1976.

12.	DILUTION:

The potential percentage dilation resulting from the issue is 13.704239283%, for both the common shares and the preferred shares.

13.	ADDITIONAL INFORMATION:

More detailed information on the capital increase may be obtained

–     on the Company’s Investor Relations website (http://ri.cemig.com.br),

–    by phone on (++55-31) 3506-5024, or

–     by e-mail on ri@cemig.com.br.

Belo Horizonte, October 26, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

35. SUMMARY OF MINUTES OF THE 712TH MEETING OF THE BOARD OF DIRECTORS DATED OCTOBER 26, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 26, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 712th meeting, held on October 26, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Guarantee for purchase of incentive-bearing power supply by Cemig GT.

2.	Signature of working agreement for use of data to prepare the Energy Sources and Uses matrix for the State of Minas Gerais, with Sedectes (Minas Gerais State Economic, Science, Technology and Higher Education Development Department).

3.	Change in by-laws, orientation of vote in EGM and nomination of managers for Usina Térmica Ipatinga S.A.

4.	Additional budget allocation for 2017.

5.	Increase in the share capital of PCH Jacaré S.A., reduction of capital of the Small Hydroelectric Plants Senhora Porto S.A., Dores de Guanhães S.A. and Fortuna II S.A., and orientation of vote at a meeting of Light S.A.

6.	CemigTelecom: Subscription and increase of share capital; orientation of vote in Extraordinary General Meeting of Stockholders.

7.	Orientation of vote at a meeting of Light S.A. on change in the ownership of the concessions for the wind farm complexes awarded to Renova Energia S.A. under the 2014 Reserve Supply (LER) Auction.

8.	Orientation of vote at a meeting of Light S.A. on increase in share capital of companies of the “Renova Group”.

9.	Orientation of vote at a meeting of Light S.A. on absorption of the SPC Bela Vista XIV by Renova Energia S.A.

10.	Secondment of employees to Semad (Minas Gerais State Environment and Sustainable Development Department).

11.	Orientation of vote at a meeting of Light S.A. on subscriptions and increases of share capital in Amazônia Energia Participações S.A., and Norte Energia S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

36. SUMMARY OF MINUTES OF THE 701TH MEETING OF THE BOARD OF DIRECTORS DATED AUGUST 18, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 18, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 701st meeting, held on August 18, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Increase in the share capital of ERB1, and orientation of vote in meetings of Taesa.

2.	Injections of capital into, and increases in the share capital of, Amazônia Energia and Norte Energia, and orientation of vote on the subject.

3.	Signature of an amendment to the counter-guarantee contract between Norte Energia and JMalucelli Seguradora, with sureties given by Cemig and Vale.

4.	Nomination of Managers for companies of the “Cemig Group”.

5.	Nomination of Managers, orientation of vote in meeting and dissolution of Cemig Overseas.

6.	2017 PDVP Programmed Voluntary Retirement Plan; re-ratification of CRCA (Board Spending Decision)

7.	Signature of amendment to the Contracts for constitution of the Gas Exploration Consortia SF-T-104, SF-T-114 and REC-T-163; and cancellation of CRCA.

8.	Injections of capital into, and increase in the share capital of, Guanhães Energia, and orientation of vote in a meeting of Light.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

37. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED OCTOBER 26, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

OCTOBER 26, 2017

At 11 a.m. on the twenty sixth day of October, two thousand seventeen, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Rodrigo Peres de Lima Netto, Procurator of the State of Minas Gerais, for the office of the Advocate-general of the State, in accordance with the current legislation. Mr. Marcos Túlio de Melo, a member of the Audit Board of Cemig, was also present.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should elect the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre Eustáquio Sydney Horta to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on September 26, 27 and 28 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 31, 25 and 31-32, respectively, and O Tempo, on pages 29, 24 and 30, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS

CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on October 26, 2017 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matters:

•	Authorization of increase in the share capital of the Company by up to one billion Reais, through issue of up to two hundred million new shares.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of Paragraph 1 of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by October 24, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, September 25, 2017.

José Afonso Bicalho Beltrão da Silva

Chair, Board of Directors    ”

The Chair then asked the Secretary to read:

(i)	the Proposal by the Board of Directors to this Extraordinary General Meeting of Stockholders, the content of which is in compliance with Official Letter 1581/2017-SAE/GAE-1 from the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), of September 28, 2017; and

(ii)	the Opinion of the Audit Board of Cemig on that Proposal.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The content of these two documents is as follows:

“    PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 26, 2017

AT 11. A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig has considered the matters and analysis described below:

Information

a)	The share capital of Companhia Energética de Minas Gerais (‘Cemig’ or ‘the Company’) is:

	R$ 6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
represented by	420,764,708	(four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares
each with nominal value of	R$ 5.00	(five Reais)
and	838,076,946	(eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares
each with nominal value of	R$ 5.00	(five Reais)

b)     The right to vote in any decision relating to the Company’s share capital is held exclusively by the common shares, each carrying the right to one vote in the decisions of the General Meeting of Stockholders.

c)	The preferred shares have right of preference in the event of reimbursement of shares and the right to a minimum annual dividend of the greater of the following amounts:

	10%	(ten percent) of their nominal value;
or	3%	(three percent) of the value of the stockholders’ equity corresponding to the shares.

d)	The common shares and the preferred shares have equal rights to distribution of bonuses.

e)	The stockholders have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation.

f)	The Company has assumed a significant amount of debt to finance the capital expenses necessary for compliance with its long-term growth objectives. On June 30, 2017 its consolidated current liabilities exceeded consolidated current assets by R$ 3.9 billion. On that date the totals of its loans, financings and debentures were: short-term, R$ 5.19 billion; and long-term, R$ 9.41 billion.

g)	In June 2017 Cemig presented to the market a list of assets which were being examined from the point of view of disinvestment, for possible sale over the period 2017-2018, to improve its short-term liquidity situation and reduce its indebtedness.

h)	It is the function of the General Meeting of Stockholders to decide on any change in the company’s share capital, and consequent change to the by-laws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Analysis

a)	Due to its high level of debt, Cemig is subject to certain restrictions on its capacity to raise funds, which could be an impediment when entering into new contracts for financing of its operations, or for refinancing of existing obligations, and this might adversely affect its business, operational results and financial situation.

b)	An increase in share potential could significantly mitigate the present perception of Cemig’s credit risk, which mainly results from its high leverage.

c)	This capital increase also has the merit of giving the Company a more robust capital structure, enabling it to reduce the present level of financial expenses and leverage, and enabling new financial transactions.

d)	Existing stockholders will be given first refusal right to subscribe the new shares in proportion to those they currently hold.

e)	The shares subscribed will have full rights to all the benefits, including dividends and/or Interest on Equity, that are declared by the Company.

f)	The issue price has been set in accordance with the criteria established in Sub-item III of §1 of Article 170 of Law 6404/1976, as amended, using as parameter the weighted average market price of the preferred shares on the São Paulo securities exchange (B3 S.A.) in the period of May 4, 2017 to August 31, 2017 (120 days).

This weighted average price was:	R$ 8.22,	(eight Reais and twenty two centavos),
– to which was applied a discount of:	20%,
resulting in a price per share of	R$ 6.57	(six Reais and fifty seven centavos).

g)	The reason for the discount is the volatility of the Brazilian stock market. The discount aims to stimulate minority shareholders to take up their rights to the subscription – avoiding any possibility that the capital increase might become impracticable in a situation of price depression or high volatility of the stock market during the subscription preference period.

h)	From the economic point of view the discount is practically neutral, since if every stockholder subscribes the new issue (or sells the stockholder’s first refusal right), there will be no impact for the present stockholders. The practical effect is that the same group of assets will be divided between a larger number of shares, which causes no adverse effect for the Company nor for its stockholders, nor for the market, which adjusts automatically.

i)	With the issue of a capital increase for

up to	R$ 1,000,000,000.00	(one billion Reais),
the Company’s share capital will increase
from	R$ 6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
to up to	R$ 7,294,208,270.00	(seven billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais).

j)	Subscription and payment of

up to	200,000,000	(two hundred million) new shares,
with nominal value of	R$ 5.00	(five Reais) each,
of which up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) are common shares,
and up to	133,150,495	(one hundred thirty three million one hundred fifty thousand four hundred ninety five) are preferred shares,
at price per share of	R$ 6.57	(six Reais and fifty seven centavos),
will enable the company to obtain total funding of
up to	R$ 1,314,000,000.00	(one billion three hundred fourteen million Reais).
Of this amount, the difference,
– of up to	R$ 314,000,000.00	(three hundred fourteen million Reais),
will be allocated to the capital reserve account.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

k)	The potential for dilution resulting from the issue, if any stockholder does not subscribe, is

13.704239283%

for both the common shares and for the preferred shares.

l)	The present stockholders may exercise their preferential right to subscribe in the period

October 30 to November 29, 2017,

in the proportion of             15.887624200%             applied to

the number of shares of each type that they hold at the close of market on the day of the Extraordinary General Meeting of Stockholders that decides on this subject. The shares subscribed must be paid at sight, in cash.

m)	Stockholders who do not wish to exercise their rights of first refusal for the subscription may assign those rights or trade them on a securities exchange.

n)	Any stockholders who opt to subscribe leftover shares may do so, at the same price and on the same conditions, exclusively on the following dates:

1st apportionment:             in the period             December 1–4, 2017,

in proportion to the shares subscribed during the preference period; and

2nd apportionment:             in the period             December 6–7, 2017,

in proportion to the shares subscribed in the preference period plus those subscribed in the first apportionment period.

o)	If there are any shares not subscribed after these two rounds of allocation, the Company will sell the entire remaining balance of unsubscribed shares on a securities exchange, as enabled by §7 of Article 171 of Law 6404/1976.

p)	Within up to 5 (five) business days after the date of the Extraordinary General Meeting of Stockholders to be held for the purpose of confirming and approving the said capital increase, the Company will announce the date for credit of the shares subscribed.

– and in view of these considerations, the Board of Directors now proposes to you:

Authorization of an increase in the Company’s share capital,

from	R$ 6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
to up to	R$ 7,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
through issuance of up to	200.000.000	(two hundred million) new shares,
each with nominal value of	R$ 5.00	(five Reais),
of which up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133.150.495	one hundred thirty three million one hundred fifty thousand four hundred ninety five) preferred shares,
at the price per share of	R$ 6.57	(six Reais and fifty seven centavos)
which is equal to the weighted average market price of the preferred shares on the São Paulo securities
exchange (B3 S.A.)	from:	May 4, 2017 to August 31, 2017,
adjusted by a discount of	20%	(twenty per cent).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Holders of shares in the Company at the close of market on the day of the Extraordinary General Meeting of Stockholders that authorizes the said capital increase will have the right to subscribe the new shares.

The shares subscribed will have full rights to all the benefits, including dividends and/or Interest on Equity, that are declared by the Company.

To result in the proportion between common and preferred shares remaining precisely the same as before the capital increase, the precise numbers of the shares in the increase will be

up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares,
in the proportion of up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,061,442	(one hundred thirty three million sixty one thousand four hundred forty two) will be preferred shares

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reasons it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, September 29, 2017

José Afonso Bicalho Beltrão da Silva	José Pais Rangel
Marco Antônio de Rezende Teixeira	Marcelo Gasparino da Silva
Bernardo Afonso Salomão de Alvarenga	Marco Antônio Soares da Cunha Castello Branco
Antônio Dirceu Araújo Xavier	Nelson José Hubner Moreira
Arcângelo Eustáquio Torres Queiroz	Daniel Alves Ferreira
Helvécio Miranda Magalhães Junior	”

“ OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on October 26, 2017, which has been complemented in compliance with Official Letter 1581/2017-SAE/GAE-1 from the São Paulo Stock Exchange, referring to authorization of an increase in the share capital:

from	R$ 6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
to up to	R$ 7,294,208,270.00	(seven billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais)
by issuance of up to	200,000,000	(two hundred million) new shares,
each with nominal value of	R$ 5.00	(five Reais),
of which up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,150,495	(one hundred thirty three million one hundred fifty thousand four hundred ninety five) will be preferred shares,
at the price per share of	R$ 6.57	(six Reais and fifty seven centavos),

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

using as parameter the weighted average market price of the preferred shares on the São Paulo securities exchange (B3 S.A.) over the period from May 4, 2017 to August 31, 2017, adjusted by a discount of 20%, holders of shares in the Company at the close of market on the day of the Extraordinary General Meeting of Stockholders that authorizes the said capital increase having the right to subscribe the new shares; the shares subscribed to have full rights to all the benefits, including dividends and/or Interest on Equity, that are declared by the Company, to make it possible for common and preferred shares to be held in the same proportion as in the share capital of the Company before the above mentioned capital increase.

The said increase in the share capital may be:

up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven)
new shares, of which	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) are common shares,
and up to	133,061,442	(one hundred thirty three million sixty one thousand four hundred forty two) are preferred shares.

It is the opinion of the members of the Audit Board, after carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, that this proposal should be approved by the said General Meetings of Stockholders.

Belo Horizonte, September 29, 2017

Manuel Jeremias Leite Caldas,                   Flávia Cristina Mendonça Faria Da Pieve,

Marco Antônio Badaró Bianchini,             Marcos Túlio de Melo.                 ”

The above Proposal being put to debate, the representative of the stockholder BNDES Participações S.A. – BNDESPar asked for the floor and stated that the company should follow the path of efficiency and disposal of assets to reduce leverage so as to return to the levels specified in its by-laws.

The Chair then put the Proposal made to the Meeting by the Board of Directors to a vote, and it was approved unanimously.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.